




4570

# 2011 ANNUAL REPORT

**DukeREALTY**
RELIABLE. ANSWERS.

## FINANCIAL HIGHLIGHTS

| *(in thousands, except per share amounts)* | **2011** | 2010 | 2009 |
|---|---|---|---|
| Total revenues from continuing operations | **$ 1,274,274** | $ 1,194,156 | $ 1,083,964 |
| Net income (loss) attributable to common shareholders | **31,416** | (14,108) | (333,601) |
| Funds from operations – diluted | **282,119** | 305,375 | 13,269 |
| Core funds from operations *(see page 74)* | **303,247** | 285,050 | 303,118 |
| **PER SHARE:** | | | |
| Diluted net income (loss) | **$ 0.11** | ($ 0.07) | ($ 1.67) |
| Core FFO – diluted | **1.15** | 1.15 | 1.45 |
| Dividends paid | **0.68** | 0.68 | 0.76 |
| Core FFO payout ratio | **59.1%** | 59.1% | 52.4% |
| **AT YEAR END:** | | | |
| Total assets | **$ 7,004,437** | $ 7,644,276 | $ 7,304,279 |
| Total shareholders' equity | **2,714,686** | 2,945,610 | 2,925,345 |

## OPERATING PERFORMANCE *(including consolidated and jointly controlled properties)*


100
75
50
25
0
95.1%
92.4%
88.1%
89.4%
90.7%
STABILIZED
OCCUPANCY


100
75
50
25
0
79.5%
72.1%
79.4%
76.5%
68.8%
RENEWAL
PERCENTAGE


40,000
30,000
20,000
10,000
0
29,932
21,370
22,701
25,895
24,547
TOTAL
LEASING
VOLUME
(in thousands of square feet)

## FINANCIAL PERFORMANCE


$1,500
$1,200
$900
$600
$300
0
$871
$1,027
$1,084
$1,194
$1,274
TOTAL
REVENUE
FROM
CONTINUING
OPERATIONS
(in millions)


$3,000
$2,500
$2,000
$1,500
$1,000
$500
0
$1,310
$1,100
$1,645
$1,094
$1,634
CAPITAL
GENERATED
(in millions)
Building and Land Dispositions
Unsecured Debt
Secured Debt
Preferred Stock
Common Stock


100
75
50
25
0
85.7%
93.9%
69.1%
89.5%
87.2%
ADJUSTED
FUNDS FROM
OPERATIONS
(AFFO)
PAYOUT RATIO
(see page 74)

Front cover photos: Royal Palm I & II - Plantation, Florida; Baylor Charles A. Sammons Cancer Center - Dallas, Texas; Riverside Business Center - Phoenix, Arizona



## TO OUR SHAREHOLDERS,

First some challenges we are facing and then a summary of all the good things we accomplished in 2011.

2011 was another challenging year for the U.S. economy and the financial markets in general. The growth of GDP in the United States was an anemic 0.85 percent for the first half of 2011 and only picked up slightly to end the year at an estimated 1.70 percent. The financial markets experienced significant volatility related to sovereign issues in Europe, discontent on the political front in Washington, D.C., and the mid-year downgrade of the United States' credit rating by Standard & Poor's. All of these issues certainly had effects on the operations of Duke Realty.

On the challenging side, the occupancy in our suburban office portfolio continues to languish as high unemployment and low job growth continue to impact our office-using customers. Our suburban office occupancy continued to average just above 85 percent during the year. This is down from an historical rate of 92–95 percent occupancy in a normal, growing economy.

The office leases that we did complete during the year reflect a tenants' market as rental rates held relatively flat to down a couple percent, and tenant improvement and concession costs remained high. This trend is likely to continue into 2012 as unemployment appears as if it will stay at elevated levels for at least another year.

The other area where we are experiencing very low activity is in our new development business. Development starts in 2011 at $203 million were up over 2010 starts; however, 2009, 2010 and 2011 have been three of the lowest annual development start levels in the last 15 years. What is particularly startling is that we have started development of just two new industrial buildings to be held in our portfolio in the last three years.

This is not a reflection on Duke Realty as we remain one of the premier industrial developers in the country. This is a reflection on the state of the economy, with virtually no new industrial development occurring. As a focused developer with a strategically located land bank for future development, this has been a particularly frustrating period. Our belief is that new development opportunities will improve in 2012, but will still be well below historic normal levels.

In spite of these economic headwinds, we were able to make great progress on our strategic objectives and completed another strong year of core operations.

First, the operational highlights. We signed nearly 25 million square feet of leases in 2011. This is a solid year for any economic environment. Approximately 76 percent of our leasing activity was in our industrial portfolio. This leasing activity led to overall occupancy above 90 percent at year-end, the highest in a number of years. We also renewed nearly 70 percent of our tenants, a tribute to the complete customer satisfaction program we have in place to take care of our tenants.

The bulk industrial side of our core business continued to show improvement during the year. Occupancy in our industrial portfolio increased nearly 1.5 percent during the year. This was driven in large part by an increase in warehouse needs of major retailers and reflects some growing strength in consumer demand during 2011. However, our occupancy in this piece of the business, at 91.9 percent, is still well below a normal rate of over 95 percent. We expect to see this area of the business continue to improve in 2012.

The medical office sector of our business continued to be a steady performer during 2011. More than 59 percent of our new development starts during the year were medical offices. Overall occupancy in our medical office portfolio increased by nearly 5 percent during the year as we had good success leasing up speculative space in a number of our recently developed projects. We expect to continue to see good things in the medical office business in 2012.

The other area where we had a very successful year was on our asset repositioning strategy. During the year, we completed over $1.6 billion of asset sales of primarily suburban office assets, and we acquired $747 million of primarily bulk industrial and medical office assets. Through these transactions, we made significant strides towards our mix of assets by product type goal of owning 60 percent bulk industrial, 25 percent suburban office and 15 percent medical office properties. We are now at 54 percent industrial, 33 percent suburban office and 13 percent medical and retail. The key transaction in this repositioning was the $1.06 billion sale of suburban office properties located primarily in the Midwest to the Blackstone Group. The market conditions of historically low interest rates and our ability to deliver these assets substantially unencumbered, allowed us to complete this strategically significant transaction at what we believe is very favorable pricing for us. The suburban office properties in many geographic markets require significant capital expenditures to operate and re-lease so we continue to focus on acquiring and developing bulk industrial and medical office buildings which we believe deliver us an equivalent and more stable net cash return. We are now one of the largest industrial-focused, publicly traded companies in the nation. We also have one of the best industrial and medical office portfolios you can own through a public company.

We also made solid progress on our capital strategy and deleveraging goals. We reduced our outstanding debt and redeemed some of our higher coupon preferred stock with proceeds from our asset sales. We continue to focus on driving higher debt-service coverage ratios by generating more cash flow from our properties, taking advantage of low interest rates and reducing our debt with a portion of our property disposition proceeds. We are focused on doing this without reducing our cash flow, or adjusted FFO per share, and we have been successful at that goal. We continue to maintain our investment-grade debt ratings allowing us access to the debt markets at very competitive rates. In 2012, you will see us continue to improve our leverage metrics, assuring a solid balance sheet poised for growth opportunities as economic conditions improve.

One other operating highlight for 2011 is the successful completion of our third-party construction contract for the Department of Defense (DoD) in Washington DC, what we have referred to as the BRAC project. This is the largest development project in which Duke Realty has ever been a part. This project was a true partnership with our customer, the DoD, and our contracting friends. The good news for all of us as taxpayers is that we came in on schedule and under budget! This project truly demonstrates Duke Realty's talent and skills as a top-quality property developer. Thanks to all involved.

I would also like to recognize two of our directors who are leaving our Board after many years of service to Duke Realty. Geoff Button and Barry Branch who have been on our Board for 18 and 13 years, respectively, have added tremendous counsel and guidance to our company over those many years. We will miss them and cannot thank them enough for all they have done for Duke Realty. We'd also like to welcome Alan Cohen and Peter Scott to our Board. We look forward to learning from their experience and having them be part of our team.

And finally, thanks to all of our associates at Duke Realty who are second to none in our industry. And, thanks to you, our shareholders, for all of your trust in our strategy and your support of our efforts. We are proud of our performance in 2011 and look forward to making 2012 another outstanding year for Duke Realty.

Dennis D. Oklak
Chairman and Chief Executive Officer


AA
23
AA
25
AA
27
17


PACER
2700


19770
KINGSLAND




SOLO


MEDICAL OFFICE BUILDING

## PORTFOLIO BY PRODUCT TYPE


2009
Office 55%
Industrial 36%
Med. Office 5%
Retail 4%
Current
Industrial 54%
Office 33%
Med. Office 9%
Retail 4%
Target
Industrial 60%
Office 25%
Med. Office 15%

## PORTFOLIO BY REGION


2009
Midwest 54%
Southeast 25%
East 12%
West 1%
South 8%
Current
Southeast 24%
Midwest 46%
East 14%
West 2%
South 14%
Target
Southeast 30%
Midwest 40%
East 15%
West 5%
South 10%

**Strategic acquisitions in 2011 were instrumental in helping us make significant progress in the repositioning of our asset portfolio.**



# ASSET STRATEGY

In 2011, we continued to focus on repositioning our investment in assets among product types, as well as the further diversification of our geographic presence. As a result of the concerted efforts of our team, we made tremendous strides in increasing the percentage of our investment in industrial and medical office assets and reducing the amount invested in suburban office properties. We also were successful in redirecting funds into assets that we believe have higher cash yields and are located in markets with long-term future growth potential.

Dispositions and acquisitions are the key components of our asset strategy, supplemented by the strategic development of new projects. Throughout the year, we executed multiple acquisition and disposition transactions that resulted in significant progress toward our investment allocation targets. We also kept abreast of development projects and actively pursued those that met our investment criteria and complemented our overall strategy.

Our most significant disposition during the year was the sale of a 79-building suburban office portfolio totaling 9.8 million square feet. Proceeds from this sale, coupled with funds generated from other dispositions in 2011, including the final tranche of the 2010-announced sale of an 80 percent interest in 20 office buildings to a joint venture partner, totaled $1.6 billion. These funds were, or probably will be, redeployed toward acquisitions that are in line with our strategy, or used to reduce leverage.

The properties we acquired in 2011 increased our investment in both industrial and medical office properties, enhancing the overall quality of our portfolio and expanding our foothold in existing markets and strategic new markets. As a result of our acquisition activity this year, along with the completion of a 4.9 million-square foot industrial transaction that began last year, we increased our overall industrial portfolio by approximately 7.0 million square feet and now have first-class bulk warehouses in the key logistics market of Southern California. We also have expanded our medical office portfolio to nearly 4.0 million square feet and gained a medical office presence in three new markets.

Our new development activity remained limited during 2011 due to the combination of our selective project approach and a continued uncertain economy. We concentrated our efforts on commencing development projects for our portfolio that will help us reach our desired investment mix, with a particular focus on medical office properties and build-to-suit industrial and office facilities. Industrial and medical office development, including developments within unconsolidated joint ventures, for our portfolio totaled more than 800,000 square feet in 2011.

Through our disposition, acquisition and development activities in 2011, the industrial portion of our investment portfolio now stands at 54 percent, up from 42 percent at year-end 2010. Medical office properties composed nine percent of our portfolio at year-end 2011, up from six percent at the end of 2010, and our suburban office portfolio percentage decreased to 33 percent at the end of the year from 49 percent at year-end 2010. Geographically, we have reduced our Midwest portfolio to 46 percent from 51 percent at the end of last year and increased our south, east and west portfolios according to our strategic plan.

In 2012, we will continue to work diligently toward the asset investment goals that we have set. We plan to continue our disciplined approach to dispositions, acquisitions and development. We will remain focused on transactions that add quality real estate investments in what we believe to be high-growth markets that enable us to continue progressing toward our targeted asset investment composition.

Photos facing page: Century Distribution Center – Lynwood, California; CHRISTUS St. Catherine Medical Office Building – Katy, Texas; Lakeside Ranch Building 20 – Dallas, Texas; Pioneer 161 – Dallas, Texas; Cedar Park Medical Office Building – Austin, Texas
This page: 250 Kehoe Boulevard – Chicago, Illinois; 1717 Busse Road – Chicago, Illinois; St. Vincent Joshua Max Simon Primary Care Center – Indianapolis, Indiana






EMERGENCY


BAYLOR





Capital was redeployed toward the purchase of industrial and medical office buildings located in targeted growth markets, reduction of debt obligations and investment in select developments.



# CAPITAL STRATEGY

During 2011, we remained focused on further strengthening our balance sheet in alignment with our capital strategy. Our goals remain to generate additional operating cash flow from our properties to increase debt service coverage ratios, as well as to improve leverage through the reduction in our debt-to-total assets.

Dispositions of non-strategic assets were an important component of our 2011 capital strategy. We generated more than $1.6 billion in proceeds from dispositions of primarily suburban office product while selectively investing $747.0 million in high-quality bulk industrial and medical office acquisitions, as well as starting build-to-suit developments with expected costs of approximately$203.0 million. As a result, we are positioning our portfolio to generate additional operating cash flow from our properties which will improve debt service coverage ratios.

We also utilized proceeds generated from non-strategic asset dispositions to reduce unsecured debt obligations and redeem preferred equity instruments. In March, we retired $42.5 million of unsecured bonds with available cash and, in June, redeemed all outstanding 7.25 percent Series N Cumulative Redeemable Preferred shares at a price of $108.6 million, resulting in future annual dividend savings of approximately $8.0 million. In December, we redeemed the remaining $167.6 million outstanding on our 3.75% exchangeable notes. In total, we reduced our unsecured debt and preferred stock by more than $615 million during 2011, while closing the year with more than $210 million in cash on hand.

Our capital strategy actions to date have enabled us to continue strengthening our balance sheet, as well as experience more productive capital markets execution with the support of our rating agencies, high caliber fixed-income and equity investors, and banks. We have successfully maintained our long-time investment grade ratings by both Moody's and Standard and Poor's, and were moved from negative to stable outlook by Moody's in July. We further bolstered our liquidity position by executing the early renewal of our $850 million unsecured revolving credit facility that was set to mature in February 2013. We completed the renewal with an expanded accordion feature allowing an increase in our facility to $1.25 billion, at significantly lower cost and up to five years of term.

Through these actions, we have provided for all of our 2012 debt maturities, in accordance with our strategic objectives. Our long-range capital strategy is to maintain a strong balance sheet by actively managing the components of our capital structure, in coordination with the execution of our overall operating and asset strategy. We are focused on maintaining investment grade ratings from our credit rating agencies with the ultimate goal of further improving the key metrics that formulate our credit ratings, including debt-to-total assets, debt-plus-preferred-to-total assets, our fixed-charge coverage ratio and debt to EBITDA. At year-end 2011, Duke Realty has a strong balance sheet. In 2012, we will continue to take the necessary steps to reinforce the strength of our balance sheet. We are committed to further positioning the company to improve cost and access to capital and stay ready to take advantage of accretive, new investment opportunities.

Photos facing page: Acquisitions included 1283 Sherborn Street – Corona, California; Greenfield North – Raleigh, North Carolina; WakeMed Brier Creek Healthplex – Raleigh, North Carolina; Baylor Medical Center at Uptown – Dallas, Texas; 1757 TW Alexander Drive; Raleigh, North Carolina; Freeport X – Dallas, Texas
This page: Dispositions included Hillside at Huntcrest I – Atlanta, Georgia; 4343 Easton Commons – Columbus, Ohio; Great Northern Corporate Center – Cleveland, Ohio


Good Samaritan
Medical Center






Bedford



Strong leasing activity and the addition of highly leased new developments and acquired properties contributed to solid portfolio occupancy and higher same property net income.





# OPERATIONS STRATEGY

Maximizing return on assets, increasing our cash flow, and improving the overall quality of our portfolio remained the core of our operations strategy in 2011. Aware of the impact the lease-up of available space in our portfolio and tenant retention have on our operational performance, associates in our local markets were both aggressive and diligent in working with our tenants to find reliable answers for their real estate needs.

As a result of their concerted efforts, we made significant strides in several aspects of our operations despite an ongoing uncertain economic environment. For our consolidated and jointly-owned properties, our team completed more than 24.5 million square feet of total leasing volume in 2011, comprised of 11.7 million square feet in new leases and 12.8 million square feet in renewals. Demand for our bulk warehouse product was particularly strong throughout the year, with more than 72 percent of new leases and 80 percent of renewals coming from this segment of our business. Leasing activity in both our office and medical office portfolios also was favorable in 2011. As a testament to our focus on customer satisfaction and the quality of our portfolio, we were able to achieve a lease renewal rate of 69 percent for the year.

Total portfolio occupancy at year-end increased to 90.7 percent, the highest year-end occupancy rate we've had since 2000 and a 1.6 percent increase over 2010. Our industrial properties reached 91.9 percent occupancy, and medical office property occupancy increased to 89.0 percent from 84.0 percent at the end of 2011 in comparison to 2010.

Our leasing efforts enabled us to offset rental rate roll downs prevalent across most markets and achieve same property net income improvements in all product segments of 3.2 percent for the 12-month period. Industrial properties had a 1.9 percent growth in this metric, while same property net income for suburban office increased by 3.8 percent and medical office by 8.6 percent.

We continued to be selective in development projects for our portfolio, focusing on opportunistic industrial and office build-to-suit projects as well as relationship-driven starts in medical office for leading hospital systems. Our new development starts in 2011 totaled approximately 1.2 million square feet. Among the most significant development projects we embarked on in 2011 were a 340,000-square foot corporate office headquarters, the first development in a business park we own in an Atlanta submarket, and a 50/50 joint venture with a leading Indianapolis hospital system for a 275,000-square foot faculty office building. The four medical office projects we started construction on this year totaled approximately 417,000 square feet. In 2011, we also were selected for several third-party construction projects, raising our total construction and development starts for the year to more than $489.0 million.

The more than $1.6 billion of dispositions and $747 million of acquisitions we have completed this year have been executed in alignment with our strategic initiatives as we move toward our targeted investment allocation in each product type and market. We believe that further improvements in our portfolio, increasing our concentration in high-quality, newer product with attractive lease terms, will enable us to achieve increased rental rate growth and higher cash flow in the future.

As we look to the future, we believe we have a solid asset base to drive performance and are well-positioned to respond to future development needs. We will continue to work diligently to sustain our long record of consistent operating performance to deliver higher earnings, strong balance sheet metrics and to maximize returns for our shareholders.

Photos facing page: Good Samaritan Medical Center, Western Ridge II – Cincinnati, Ohio; New Hampton Place Medical Office Building – Atlanta, Georgia; Rex Healthcare of Holly Springs – Raleigh, North Carolina; Butterfield 550 – Chicago, Illinois; Buckeye Logistics Center – Phoenix, Arizona
This page: Westland II – Houston, Texas; Mars Petcare – Columbus, Ohio





## COMMUNITY COMMITMENT

Fully entrenched in Duke Realty's company culture is a commitment to responsible corporate citizenship. Through both our business actions and our personal conduct, we believe we have a duty to set the standard for exemplary performance in the markets where we live and do business. In keeping with our core values of being responsible, resourceful and respectful, we support programs and organizations that enrich the welfare of residents in local markets and engage in sustainable practices in our business operations.

In 2011, our associates around the country continued to demonstrate their giving spirit by dedicating tremendous amounts of time and money to causes that help improve community performance and the lives of its citizens. Nearly 45 percent of our associates availed themselves of the volunteer hours provided by our time-off policy, but many also chose to use vacation time, non-paid time-off and free time to volunteer in activities ranging from mission trips to third-world countries, sharing their pets with the elderly and ill and adopting families to ensure that they have shelter, food and even gifts for their children during the holiday season. During the past year, our associates' commitment to worthwhile community initiatives was unprecedented, with associates volunteering more than 6,600 hours and monetary contributions that surpassed $408 thousand.

Though many organizations around the country benefit from our associates' generosity, as a company, we support the United Way and encourage participation by conducting a donation drive each year. In 2011, associates pledged contributions of more than $355 thousand to this organization. Habitat for Humanity also is a cause that associates in nearly all of our markets support, often lending their construction expertise as well as extra sets of hands. Another worthy initiative closely related to our business operations is CareLink, in which Duke Realty connects healthcare providers with unneeded medical equipment to agencies with a mission of improving health services in

**Duke Realty associates are actively involved in philanthropic activities in the communities where they work and live.**


Duke
REALTY



developing countries. In 2011, Duke Realty sourced nearly $400 thousand of donated materials and equipment.

We continue to take an environmentally responsible approach to both new construction and upgrades to existing properties. In 2011, we started or delivered 14 projects totaling 4.2 million square feet that were designed and constructed to meet LEED (Leadership in Energy and Environmental Design) certification. Since 2007, 25 percent of our construction projects have met or are expected to meet this designation. To ensure familiarity with this green building assessment system, 35 of our associates are LEED-accredited professionals.

Another area on which we focus is the energy efficiency of our existing facilities. By finding ways to limit energy consumption, we can reduce our buildings' impact on the environment, while also keeping our operating costs in check, improving our relationships with customers and complying with energy-use requirements from the federal government and municipalities for building owners and operators. Associates in our company who are involved in the management and operations of our buildings continually look at reducing costs through systems that run better, longer and more efficiently.

Other Duke Realty initiatives that help contribute to a healthier, cleaner environment include the use of energy-efficient building automation systems, mechanical systems that can be troubleshot remotely, day cleaning, recycling, preferred parking for alternative fuel and hybrid vehicles, and the use of green cleaning materials and recycled paper products.

Community and environmental stewardship will remain part of Duke Realty's corporate philosophy. We will continue to look for ways to help enhance market vitality, improve the resources and programs available to the residents of our business communities and build and operate structures that are in harmony with the environment.

Photos facing page: Jameson Camp – Indianapolis, Indiana; Habitat for Humanity – St. Louis, Missouri
Photos this page: Operation Christmas Child – Atlanta, Georgia; Haiti Relief Effort – Indianapolis, Indiana

# BOARD OF DIRECTORS



Thomas J. Baltimore, Jr.
*Chief Executive Officer*
*RLJ Lodging Trust*



Barrington H. Branch
*President*
*The Branch-Shelton Company, LLC*



Geoffrey A. Button
*Independent Real Estate and Financing Consultant*



William Cavanaugh III
*Chairman Emeritus*
*World Association of Nuclear Operators*



Alan H. Cohen
*Retired Co-Founder and Chairman*
*The Finish Line*



Ngaire E. Cuneo
*Partner*
*Red Associates, LLC*



Charles R. Eitel
*Co-Founder*
*Eitel & Armstrong*



Dr. Martin C. Jischke
*President Emeritus*
*Purdue University*



Dennis D. Oklak
*Chairman and Chief Executive Officer*
*Duke Realty Corporation*



Peter M. Scott
*Retired Chief Financial Officer*
*Progress Energy, Inc.*



Jack R. Shaw
*Vice President and Treasurer*
*The Regenstrief Foundation*



Lynn C. Thurber
*Non-Executive Chairman*
*LaSalle Investment Management*



Robert J. Woodward, Jr.
*Chairman*
*Palmer-Donavin Manufacturing Co.*

# LEADERSHIP TEAM

Dennis D. Oklak
*Chief Executive Officer*

Christie B. Kelly
*Executive Vice President and Chief Financial Officer*

James D. Bremner
*President*
*Healthcare*

James B. Connor
*Senior Executive Vice President*
*Midwest Region*

Denise K. Dank
*Senior Vice President*
*Human Resources*

Howard L. Feinsand
*Executive Vice President,*
*General Counsel and Corporate Secretary*

Steven R. Kennedy
*Executive Vice President*
*Construction*

J. Samuel O'Briant
*Executive Vice President*
*Southeast and East Regions*

Paul R. Quinn
*Senior Vice President*
*Strategic Execution Officer and Chief Information Officer*

Jeffrey D. Turner
*Executive Vice President*
*South and West Regions*

## SELECTED FINANCIAL DATA

The following sets forth selected financial and operating information on a historical basis for Duke Realty Corporation for each of the years in the five-year period ended December 31, 2011. The terms "we," "us" and "our" refer to Duke Realty Corporation and those entities owned or controlled by the Company. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data" included in this annual report (in thousands, except per share amounts):

| | **2011** | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| **Results of Operations:** | | | | | |
| Revenues: | | | | | |
| Rental and related revenue | **$ 752,478** | $ 678,795 | $ 634,455 | $ 592,198 | $ 559,236 |
| General contractor and service fee revenue | **521,796** | 515,361 | 449,509 | 434,624 | 311,548 |
| **Total Revenues from Continuing Operations** | **$ 1,274,274** | $ 1,194,156 | $ 1,083,964 | $ 1,026,822 | $ 870,784 |
| **Income (loss) from continuing operations** | **$ (4,037)** | $ 38,701 | $ (240,235) | $ 89,021 | $ 169,762 |
| **Net income (loss) attributable to common shareholders** | **$ 31,416** | $ (14,108) | $ (333,601) | $ 50,408 | $ 211,942 |
| **Per Share Data:** | | | | | |
| Basic income (loss) per common share: | | | | | |
| Continuing operations | **$ (0.28)** | $ (0.18) | $ (1.51) | $ 0.19 | $ 0.64 |
| Discontinued operations | **0.39** | 0.11 | (0.16) | 0.14 | 0.87 |
| Diluted income (loss) per common share: | | | | | |
| Continuing operations | **(0.28)** | (0.18) | (1.51) | 0.19 | 0.64 |
| Discontinued operations | **0.39** | 0.11 | (0.16) | 0.14 | 0.87 |
| Dividends paid per common share | **0.68** | 0.68 | 0.76 | 1.93 | 1.91 |
| Weighted average common shares outstanding | **252,694** | 238,920 | 201,206 | 146,915 | 139,255 |
| Weighted average common shares and potential dilutive securities | **259,598** | 238,920 | 201,206 | 154,553 | 149,250 |
| **Balance Sheet Data (at December 31):** | | | | | |
| Total Assets | **$ 7,004,437** | $ 7,644,276 | $ 7,304,279 | $ 7,690,883 | $ 7,661,981 |
| Total Debt | **3,809,589** | 4,207,079 | 3,854,032 | 4,276,990 | 4,288,436 |
| Total Preferred Equity | **793,910** | 904,540 | 1,016,625 | 1,016,625 | 744,000 |
| Total Shareholders' Equity | **2,714,686** | 2,945,610 | 2,925,345 | 2,844,019 | 2,778,502 |
| Total Common Shares Outstanding | **252,927** | 252,195 | 224,029 | 148,420 | 146,175 |
| **Other Data:** | | | | | |
| Funds from Operations attributable to common shareholders (1) | **$ 274,616** | $ 297,955 | $ 142,597 | $ 369,698 | $ 378,282 |

(1) Funds From Operations ("FFO") is used by industry analysts and investors as a supplemental operating performance measure of an equity real estate investment trust ("REIT") like Duke Realty Corporation. The National Association of Real Estate Investment Trusts ("NAREIT") created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from net income determined in accordance with accounting principles generally accepted in the United States of America ("GAAP"). FFO is a non-GAAP financial measure. The most comparable GAAP measure is net income (loss) attributable to common shareholders. FFO attributable to common shareholders should not be considered as a substitute for net income (loss) attributable to common shareholders or any other measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of NAREIT, which was clarified during the fourth quarter of 2011 to exclude impairment charges related to depreciable real estate assets and certain investments in joint ventures. As a result of this clarification, we have revised our calculation of FFO for 2009 to exclude $134.1 million of such impairment charges.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. FFO, as defined by NAREIT, represents GAAP net income (loss), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated real estate assets, impairment charges related to depreciable real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures.

Management believes that the use of FFO attributable to common shareholders, combined with net income (which remains the primary measure of performance), improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes that excluding gains or losses related to sales of previously depreciated real estate assets, impairment charges related to depreciable real estate assets and real estate asset depreciation and amortization enables investors and analysts to readily identify the operating results of the long-term assets that form the core of a REIT's activity and assist them in comparing these operating results between periods or between different companies.

See reconciliation of FFO to GAAP net income (loss) attributable to common shareholders under the caption "Year in Review" under, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

## CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference into this report, including, without limitation, those related to our future operations, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "estimate," "expect," "anticipate," "intend," "plan," "seek," "may" and similar expressions or statements regarding future periods are intended to identify forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this report or in the information incorporated by reference into this report. Some of the risks, uncertainties and other important factors that may affect future results include, among others:

- Changes in general economic and business conditions, including, without limitation, the continuing impact of the economic down-turn, which is having and may continue to have a negative effect on the fundamentals of our business, the financial condition of our tenants, and the value of our real estate assets;
- Our continued qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes;
- Heightened competition for tenants and potential decreases in property occupancy;
- Potential changes in the financial markets and interest rates;
- Volatility in our stock price and trading volume;
- Our continuing ability to raise funds on favorable terms;
- Our ability to successfully identify, acquire, develop and/or manage properties on terms that are favorable to us;
- Potential increases in real estate construction costs;
- Our ability to successfully dispose of properties on terms that are favorable to us;
- Our ability to retain our current credit ratings;
- Inherent risks in the real estate business, including, but not limited to, tenant defaults, potential liability relating to environmental matters and liquidity of real estate investments; and
- Other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the Securities and Exchange Commission ("SEC").

Although we presently believe that the plans, expectations and results expressed in or suggested by the forward-looking statements are reasonable, all forward-looking statements are inherently subjective, uncertain and subject to change, as they involve substantial risks and uncertainties beyond our control. New factors emerge from time to time, and it is not possible for us to predict the nature, or assess the potential impact, of each new factor on our business. Given these uncertainties, we caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any of our forward-looking statements for events or circumstances that arise after the statement is made, except as otherwise may be required by law.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. We have on file with the SEC an Annual Report on Form 10-K dated February 24, 2012 with additional risk factor information.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## BUSINESS OVERVIEW

We are a self-administered and self-managed REIT that began operations through a related entity in 1972. As of December 31, 2011, we:

- Owned or jointly controlled 748 industrial, office, medical office and other properties, of which 742 properties with approximately 135.6 million square feet are in service and six properties with approximately 913,000 square feet are under development. The 742 in-service properties are comprised of 616 consolidated properties with approximately 110.3 million square feet and 126 jointly controlled properties with approximately 25.3 million square feet. The six properties under development consist of five consolidated properties with more than 639,000 square feet and one jointly controlled property with approximately 274,000 square feet.
- Owned, including through ownership interests in unconsolidated joint ventures, more than 4,800 acres of land and controlled an additional 1,630 acres through purchase options.

We have three reportable operating segments, the first two of which consist of the ownership and rental of (i) office and (ii) industrial real estate investments. The operations of our office and industrial properties, along with our medical office and retail properties, are collectively referred to as "Rental Operations." Our medical office and retail properties do not by themselves meet the quantitative thresholds for separate presentation as reportable segments.

The third reportable segment consists of providing various real estate services such as property management, asset management, maintenance, leasing, development and construction management to third-party property owners and joint ventures, and is collectively referred to as "Service Operations." Our reportable segments offer different products or services and are managed separately because each segment requires different operating strategies and management expertise. Our Service Operations segment also includes our taxable REIT subsidiary, a legal entity through which certain of the segment's operations are conducted.

### Operations Strategy

Our operational focus is to drive profitability by maximizing cash from operations as well as Funds from Operations ("FFO") through (i) maintaining and increasing property occupancy and rental rates by effectively managing our portfolio of existing properties; (ii) selectively developing new pre-leased medical office and build-to-suit projects at accretive returns; (iii) leveraging our construction expertise to act as a general contractor or construction manager on a fee basis; and (iv) providing a full line of real estate services to our tenants and to third parties.

### Asset Strategy

Our asset strategy is to reposition our investment concentration among product types and further diversify our geographic presence. Our strategic objectives include (i) increasing our investment in quality industrial properties in both existing markets and select new markets; (ii) expanding our medical office portfolio nationally to take advantage of demographic trends; (iii) increasing our asset investment in markets we believe provide the best potential for future growth; and (iv) reducing our investment in suburban office properties located primarily in the Midwest as well as reducing our investment in other non-strategic assets. We are executing our asset strategy through a disciplined approach in identifying accretive acquisition opportunities and our focused development initiatives, which are financed primarily from our active asset disposition program.

### Capital Strategy

Our capital strategy is to maintain a strong balance sheet by actively managing the components of our capital structure, in coordination with the execution of our overall operating and asset strategy. We are focused on maintaining investment grade ratings from our credit rating agencies with the ultimate goal of improving the key metrics that formulate our credit ratings.

In support of our capital strategy, we employ an asset disposition program to sell non-strategic real estate assets, which generates proceeds that can be recycled into new property investments that better fit our growth objectives or can be used to reduce leverage and otherwise manage our capital structure.

We continue to focus on improving our balance sheet by maintaining a balanced and flexible capital structure which includes: (i) extending and sequencing the maturity dates of our outstanding debt obligations; (ii) borrowing primarily at fixed rates by targeting a variable rate component of total debt less than 20%; and (iii) issuing common equity from time-to-time to maintain appropriate leverage parameters or support significant strategic acquisitions. With our successes to date and continued focus on strengthening our balance sheet, we believe we are well-positioned for future growth.

## YEAR IN REVIEW

The slow pace of recovery in the general economy has continued to present challenges for the commercial real estate industry during 2011. There has been some improvement in a few key metrics such as unemployment; however, the downgrade of the United States credit rating by Standard & Poor's, unresolved United States national debt ceiling discussions and sovereign debt issues in Europe continue to weigh heavily on the willingness and ability of businesses to make long term capital commitments. Notwithstanding the condition of the economy, as noted hereafter, we were able to execute on our operations, asset and capital strategies, including the execution of a significant portfolio sale (the "Blackstone Office Disposition") that allowed us to reduce our overall investment concentration in suburban office properties.

Net income attributable to common shareholders for the year ended December 31, 2011, was $31.4 million, or $0.11 per share (diluted), compared to a net loss of $14.1 million, or $0.07 per share (diluted) for the year ended December 31, 2010. The improvement in 2011 from the 2010 net loss position was mainly the result of a $96.7 million increase in gains on sales of properties. Partially offsetting this positive change in property sale gains was a $57.0 million decrease in income related to acquisition-related activity, as a gain of $57.7 million was recognized in 2010 upon the acquisition of our joint venture partner's 50% interest in Dugan Realty, L.L.C. ("Dugan"), a real estate joint venture that we had previously accounted for using the equity method. FFO attributable to common shareholders totaled $274.6 million for the year ended December 31, 2011, compared to $298.0 million for 2010, with the decrease driven primarily by the $57.7 million gain on the acquisition of Dugan in 2010.

Industry analysts and investors use FFO as a supplemental operating performance measure of an equity REIT. The National Association of Real Estate Investment Trusts ("NAREIT") created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from net income determined in accordance with accounting principles generally accepted in the United States of America ("GAAP"). FFO is a non-GAAP financial measure. The most comparable GAAP measure is net income (loss) attributable to common shareholders. FFO attributable to common shareholders should not be considered as a substitute for net income (loss) attributable to common shareholders or any other measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of NAREIT, which was clarified during the fourth quarter of 2011 to exclude impairment charges related to depreciable real estate assets and certain investments in joint ventures. As a result of this clarification, we have revised our calculation of FFO for 2009 to exclude $134.1 million of such impairment charges.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. FFO, as defined by NAREIT, represents GAAP net income (loss), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated real estate assets, impairment charges related to depreciable real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures.

Management believes that the use of FFO attributable to common shareholders, combined with net income (which remains the primary measure of performance), improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes that excluding gains or losses related to sales of previously depreciated real estate assets, impairment charges related to depreciable real estate assets and real estate asset depreciation and amortization enables investors and analysts to readily identify the operating results of the long-term assets that form the core of a REIT's activity and assist them in comparing these operating results between periods or between different companies. The following table shows a reconciliation of net income (loss) attributable to common shareholders to the calculation of FFO attributable to common shareholders for the years ended December 31, 2011, 2010 and 2009, respectively (in thousands):

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Net income (loss) attributable to common shareholders | **$ 31,416** | $ (14,108) | $ (333,601) |
| Adjustments: | | | |
| Depreciation and amortization | **385,679** | 360,184 | 340,126 |
| Company share of joint venture depreciation and amortization | **33,687** | 34,674 | 36,966 |
| Impairment charges on depreciable properties | **–** | – | 134,055 |
| Earnings from depreciable property sales - wholly-owned | **(169,431)** | (72,716) | (19,123) |
| Earnings from depreciable property sales - share of joint venture | **(91)** | (2,308) | – |
| Noncontrolling interest share of adjustments | **(6,644)** | (7,771) | (15,826) |
| Funds From Operations attributable to common shareholders | **$ 274,616** | $ 297,955 | $ 142,597 |

We continued to make significant progress during 2011 in executing our stated asset strategy of increasing our investment in industrial and medical office properties and reducing our investment in suburban office properties. Additionally, we improved in most of our key operational metrics which is an indication of continued execution of our operations strategy. Highlights of our 2011 strategic activities are as follows:

- In the first four months of 2011, we completed the acquisition of a portfolio of primarily industrial properties in South Florida (the "Premier Portfolio"), for which we had already purchased 38 industrial properties and one office property in late 2010. The 2011 acquisitions consisted of twelve industrial and four office buildings with a total acquisition-date value of $282.9 million. The Premier Portfolio, in its entirety, includes 50 industrial and five office buildings with over 4.9 million rentable square feet and four ground leases, for a total acquisition date value of $464.5 million.

- During 2011, in addition to completing the acquisition of the Premier Portfolio, we demonstrated further progress on our asset strategy by acquiring 29 industrial properties, eleven medical office properties and three suburban office properties with a total value of $575.4 million.
- We generated $1.57 billion of total net cash proceeds from the disposition of 119 wholly-owned buildings, either through outright sales or partial sales to unconsolidated joint ventures, as well as selling 47 acres of wholly-owned undeveloped land.
- Included in the wholly-owned building dispositions in 2011 is the Blackstone Office Disposition, by which we sold substantially all of our wholly-owned suburban office real estate properties in Atlanta, Chicago, Columbus, Dallas, Minneapolis, Orlando and Tampa. The Blackstone Office Disposition consisted of 79 buildings that had an aggregate of 9.8 million rentable square feet. These buildings were sold for a sales price of approximately $1.06 billion which, after the settlement of certain working capital items and the payment of applicable transaction costs, was received in a combination of approximately $1.02 billion in cash and the assumption by the buyer of approximately $24.9 million of mortgage debt.
- Also included in the wholly-owned building dispositions in 2011 is the sale of 13 suburban office buildings, totaling over 2.0 million square feet, to a 20%-owned joint venture. These buildings were sold to the joint venture for a value of $342.8 million, of which our 80% share of proceeds totaled $273.7 million.
- We have limited our new development starts to selected projects in markets or product types expected to have strong future rent growth and demand or projects that have significant pre-leasing. The total estimated cost of our consolidated properties under construction was $124.2 million at December 31, 2011, with $35.2 million of such costs incurred through that date. The total estimated cost for jointly controlled properties under construction was $89.3 million at December 31, 2011, with $7.3 million of costs incurred through that date.
- The occupancy level for our in-service portfolio of consolidated properties increased from 89.1% at December 31, 2010 to 90.8% at December 31, 2011. The increase in occupancy was primarily driven by our acquisition and disposition activities as well as leasing up vacant space.
- Despite the continued slow pace of the overall economic recovery, we continued to have strong total leasing activity for our consolidated properties, with total leasing activity of 19.7 million square feet in 2011 compared to 20.4 million square feet in 2010.
- Total leasing activity for our consolidated properties in 2011 included 9.8 million square feet of renewals, which represented a 67.4% success rate and resulted in a 2.7% reduction in net effective rents.

We executed a number of significant transactions in support of our capital strategy during 2011 in order to optimally sequence our unsecured debt maturities, manage our overall leverage profile, and support our acquisition strategy. Highlights of our key financing activities in 2011 are as follows:

- In December 2011, we repaid the remaining $167.6 million of our 3.75% Exchangeable Senior Notes ("Exchangeable Notes") at their scheduled maturity date. Due to accounting requirements, under which we recorded interest expense on this debt at a similar rate as could have been obtained for non-convertible debt, this debt had an effective interest rate of 5.62%.
- In November 2011, we renewed and extended the term of our unsecured line of credit. The renewed facility matures in December 2015, has a one-year extension option, and bears interest at LIBOR plus 125 basis points. The previous $850 million facility did not have an extension option and bore interest at LIBOR plus 275 basis points.
- In July 2011, we redeemed all of the outstanding shares of our 7.25% Series N Cumulative Redeemable Preferred Shares ("Series N Shares") at a liquidation amount of $108.6 million.
- We assumed 13 secured loans in conjunction with our 2011 acquisitions. These assumed loans had a total face value of $162.4 million.

## KEY PERFORMANCE INDICATORS

Our operating results depend primarily upon rental income from our industrial, office, medical office and retail properties (collectively referred to as "Rental Operations"). The following discussion highlights the areas of Rental Operations that we consider critical drivers of future revenues.

**Occupancy Analysis:** As previously discussed, our ability to maintain high occupancy rates is a principal driver of maintaining and increasing rental revenue from continuing operations. The following table sets forth occupancy information regarding our in-service portfolio of consolidated rental properties as of December 31, 2011 and 2010, respectively (in thousands, except percentage data):

| | Total Square Feet | | Percent of Total Square Feet | | Percent Leased | |
|---|---|---|---|---|---|---|
| **Type** | **2011** | 2010 | **2011** | 2010 | **2011** | 2010 |
| **Industrial** | **90,610** | 81,821 | **82.2%** | 71.7% | **92.1%** | 90.6% |
| **Office** | **16,001** | 29,341 | **14.5%** | 25.7% | **83.4%** | 85.4% |
| **Other (Medical Office and Retail)** | **3,685** | 2,916 | **3.3%** | 2.6% | **89.2%** | 85.7% |
| **Total** | **110,296** | 114,078 | **100.0%** | 100.0% | **90.8%** | 89.1% |

The increase in occupancy at December 31, 2011 compared to December 31, 2010 is primarily driven by changes in our portfolio that resulted from our acquisition and disposition activity. Specifically, we disposed of properties during 2011, totaling approximately 16.3 million square feet, that had average occupancy on sale of approximately 83%, while we acquired properties totaling approximately 9.1 million square feet that had average occupancy on acquisition of approximately 94%. Continued lease-up activity within our portfolio also contributed to the increase in occupancy.

**Lease Expiration and Renewals:** Our ability to maintain and improve occupancy rates primarily depends upon our continuing ability to re-lease expiring space. The following table reflects our consolidated in-service portfolio lease expiration schedule by property type as of December 31, 2011. The table indicates square footage and annualized net effective rents (based on December 2011 rental revenue) under expiring leases (in thousands, except percentage data):

| | Total Portfolio | | | Industrial | | Office | | Other | |
|---|---|---|---|---|---|---|---|---|---|
| Year of Expiration | Square Feet | Ann. Rent Revenue | % of Revenue | Square Feet | Ann. Rent Revenue | Square Feet | Ann. Rent Revenue | Square Feet | Ann. Rent Revenue |
| 2012 | 7,492 | $ 40,800 | 7% | 6,067 | $ 23,355 | 1,345 | $ 16,211 | 80 | $ 1,234 |
| 2013 | 15,526 | 82,175 | 14% | 13,565 | 54,591 | 1,895 | 26,421 | 66 | 1,163 |
| 2014 | 11,675 | 63,576 | 11% | 9,870 | 38,975 | 1,634 | 21,693 | 171 | 2,908 |
| 2015 | 12,847 | 66,367 | 12% | 10,959 | 42,424 | 1,839 | 23,001 | 49 | 942 |
| 2016 | 11,162 | 60,151 | 11% | 9,216 | 34,399 | 1,838 | 23,566 | 108 | 2,186 |
| 2017 | 10,299 | 56,556 | 10% | 8,814 | 33,976 | 1,059 | 13,850 | 426 | 8,730 |
| 2018 | 5,633 | 43,914 | 8% | 3,977 | 16,316 | 1,092 | 14,706 | 564 | 12,892 |
| 2019 | 5,268 | 34,921 | 6% | 4,087 | 16,028 | 918 | 12,390 | 263 | 6,503 |
| 2020 | 6,782 | 41,094 | 7% | 5,714 | 22,545 | 670 | 10,439 | 398 | 8,110 |
| 2021 | 5,782 | 34,105 | 6% | 4,882 | 19,325 | 550 | 6,450 | 350 | 8,330 |
| 2022 and Thereafter | 7,647 | 48,590 | 8% | 6,331 | 23,126 | 505 | 8,398 | 811 | 17,066 |
| | 100,113 | $ 572,249 | 100% | 83,482 | $ 325,060 | 13,345 | $ 177,125 | 3,286 | $ 70,064 |
| Total Portfolio Square Feet | 110,296 | | | 90,610 | | 16,001 | | 3,685 | |
| Percent Leased | 90.8% | | | 92.1% | | 83.4% | | 89.2% | |

Within our consolidated properties, we renewed 67.4% and 77.2% of our leases up for renewal, totaling approximately 9.8 million and 10.1 million square feet in 2011 and 2010, respectively. Our renewal percentage was lower in 2011 due to the expiration of a few individually large industrial leases where the tenants' space requirements were reduced and the leases were not renewed. Barring any unforeseen deterioration in general economic conditions, we believe our renewal percentage in 2012 should approximate historic levels, which have generally ranged between 70% to 80%.

There was a 2.7% decline in net effective rents on our renewals during 2011, compared to a 4.9% decline in 2010. The decline in net effective rents on renewal leases during 2011 is largely attributable to the expiration of leases originated during better economic conditions existing between 2005 and 2007. The change in net effective rents upon renewal improved from 2010 in large part as the result of lower vacancy in many of our markets and, also barring any unforeseen deterioration in general economic conditions, we anticipate continued slight improvement in 2012 net effective rents as compared to 2011.

**Acquisitions:** In 2011, we acquired 59 properties and other real estate-related assets with a total acquisition-date value of $757.1 million, including 16 properties purchased in completion of the Premier Portfolio acquisition. These acquisitions represent further advancement of our strategy to increase our concentration in industrial and medical office properties and included 41 industrial properties, eleven medical office properties and seven suburban office properties.

On July 1, 2010, we acquired our joint venture partner's 50% interest in Dugan, a real estate joint venture that we had previously accounted for using the equity method. At the date of acquisition, Dugan owned 106 industrial buildings totaling 20.8 million square feet and 63 net acres of undeveloped land located in Midwest and Southeast markets. The total acquisition-date value of Dugan's assets was $638.2 million and we also assumed liabilities, including secured debt, having a total fair value of $305.6 million.

In addition to the 2010 acquisition of Dugan, we also acquired 52 properties in 2010 with a total acquisition-date value of $612.4 million. These 2010 acquisitions included the initial 39 properties from the Premier Portfolio, which were acquired on December 30, 2010.

Also in 2010, one of our unconsolidated joint ventures, in which we have a 20% equity interest, acquired two properties for $42.3 million. We contributed $8.6 million to the joint venture for our share of these acquisitions.

**Dispositions:** Net cash proceeds related to the dispositions of wholly-owned undeveloped land and buildings totaled $1.57 billion in 2011, compared to $499.5 million in 2010.

Included in the building dispositions in 2011 is the 79-building Blackstone Office Disposition, with a sales price of approximately $1.06 billion which, after settlement of certain working capital items and the payment of applicable transaction costs, was paid in a combination of approximately $1.02 billion in cash and the assumption by the buyer of mortgage debt with a face value of approximately $24.9 million.

Also included in the building dispositions in 2011 is the sale of 13 suburban office buildings, totaling over 2.0 million square feet, to an existing 20%-owned unconsolidated joint venture. These buildings were sold to the unconsolidated joint venture for a value of $342.8 million, of which our 80% share of proceeds totaled $273.7 million. Included in the building dispositions in 2010 is the sale of seven suburban office buildings, totaling over 1.0 million square feet, to the same 20%-owned joint venture. These buildings were sold to the unconsolidated joint venture for an agreed value of $173.9 million, of which our 80% share of proceeds totaled $139.1 million.

**Future Development:** Another source of our earnings growth is our wholly-owned and joint venture development activities. We expect to generate future earnings from Rental Operations as the development properties are placed in service and leased. We continue to direct a significant portion of our available resources toward acquisition activities as well as development activities in industrial and medical office properties with significant pre-leasing in markets that we believe will provide future growth. We believe these two product lines will be the areas of greatest future growth.

We had 913,000 square feet of consolidated or jointly controlled properties under development with total estimated costs upon completion of $213.5 million at December 31, 2011, compared to 3.8 million square feet of property under development with total estimated costs of $327.5 million at December 31, 2010. The square footage and estimated costs include both wholly-owned and joint venture development activity at 100%. The following table summarizes our properties under development as of December 31, 2011 (in thousands, except percentage data):

| Ownership Type | Square Feet | Percent Leased | Total Estimated Project Costs | Total Incurred to Date | Amount Remaining to be Spent |
|---|---|---|---|---|---|
| Consolidated properties | 639 | 84% | $ 124,215 | $ 35,163 | $ 89,052 |
| Joint venture properties | 274 | 100% | 89,271 | 7,303 | 81,968 |
| Total | 913 | 89% | $ 213,486 | $ 42,466 | $ 171,020 |

## RESULTS OF OPERATIONS

A summary of our operating results and property statistics for each of the years in the three-year period ended December 31, 2011, is as follows (in thousands, except number of properties and per share data):

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Rental and related revenue | **$ 752,478** | $ 678,795 | $ 634,455 |
| General contractor and service fee revenue | **521,796** | 515,361 | 449,509 |
| Operating income (loss) | **219,352** | 186,664 | (115,567) |
| Net income (loss) attributable to common shareholders | **31,416** | (14,108) | (333,601) |
| Weighted average common shares outstanding | **252,694** | 238,920 | 201,206 |
| Weighted average common shares and potential dilutive securities | **259,598** | 238,920 | 201,206 |
| Basic income (loss) per common share: | | | |
| Continuing operations | **$ (0.28)** | $ (0.18) | $ (1.51) |
| Discontinued operations | **$ 0.39** | $ 0.11 | $ (0.16) |
| Diluted income (loss) per common share: | | | |
| Continuing operations | **$ (0.28)** | $ (0.18) | $ (1.51) |
| Discontinued operations | **$ 0.39** | $ 0.11 | $ (0.16) |
| Number of in-service consolidated properties at end of year | **616** | 669 | 543 |
| In-service consolidated square footage at end of year | **110,296** | 114,078 | 90,581 |
| Number of in-service joint venture properties at end of year | **126** | 114 | 211 |
| In-service joint venture square footage at end of year | **25,295** | 22,657 | 43,248 |

## COMPARISON OF YEAR ENDED DECEMBER 31, 2011 TO YEAR ENDED DECEMBER 31, 2010

### Rental and Related Revenue

The following table sets forth rental and related revenue from continuing operations by reportable segment for the years ended December 31, 2011 and 2010, respectively (in thousands):

| | **2011** | 2010 |
|---|---|---|
| Rental and Related Revenue: | | |
| Office | **$ 271,137** | $ 312,036 |
| Industrial | **388,828** | 289,946 |
| Non-reportable segments | **92,513** | 76,813 |
| Total | **$ 752,478** | $ 678,795 |

The primary reasons for the increase in rental revenue from continuing operations, with specific references to a particular segment when applicable, are summarized below:

- We acquired 108 properties, of which 87 were industrial, and placed nine developments in service from January 1, 2010 to December 31, 2011, which provided incremental revenues of $79.8 million in the year ended December 31, 2011.
- We consolidated 106 industrial buildings as a result of acquiring our joint venture partner's 50% interest in Dugan on July 1, 2010. The consolidation of these buildings resulted in an increase of $37.2 million in rental and related revenue for the year ended December 31, 2011, as compared to the same period in 2010.

- We sold 23 office properties to an unconsolidated joint venture in 2010 and the first quarter of 2011, resulting in a $55.2 million decrease in rental and related revenue from continuing operations in 2011.
- The remaining increase in rental and related revenues is primarily due to improved results within the properties that have been in service for all of 2010 and 2011. Although rental rates declined slightly on our lease renewals, improved occupancy drove the overall improvement within these properties.

### Rental Expenses and Real Estate Taxes

The following table reconciles rental expenses and real estate taxes by reportable segment to our total reported amounts in the statements of operations for the years ended December 31, 2011 and 2010, respectively (in thousands):

| | 2011 | 2010 |
|---|---|---|
| Rental Expenses: | | |
| Office | **$ 77,334** | $ 87,741 |
| Industrial | **44,289** | 30,884 |
| Non-reportable segments | **25,550** | 18,723 |
| Total | **$ 147,173** | $ 137,348 |
| Real Estate Taxes: | | |
| Office | **$ 34,274** | $ 39,380 |
| Industrial | **60,689** | 43,311 |
| Non-reportable segments | **8,761** | 7,027 |
| Total | **$ 103,724** | $ 89,718 |

We recognized incremental rental expenses of $16.2 million associated with the additional 108 properties acquired (of which 87 were industrial) and nine developments placed in service since January 1, 2010. The July 1, 2010 consolidation of 106 industrial buildings in Dugan also resulted in a $5.3 million increase in rental expense for industrial properties. The aforementioned increases were partially offset by a decrease of $12.5 million related to 23 properties that were sold to an unconsolidated joint venture during 2010 and the first quarter of 2011.

We recognized incremental real estate taxes of $12.8 million associated with the additional 108 properties acquired and nine developments placed in service since January 1, 2010. The July 1, 2010 consolidation of 106 industrial buildings in Dugan resulted in incremental real estate taxes of $6.2 million. The aforementioned increases were partially offset by a decrease of $7.8 million related to 23 properties that were sold to an unconsolidated joint venture during 2010 and the first quarter of 2011. The remaining increases were the result of increased taxes on our properties that have been in service for all of 2010 and 2011.

### Service Operations

The following table sets forth the components of the Service Operations reportable segment for the years ended December 31, 2011 and 2010, respectively (in thousands);

| | 2011 | 2010 |
|---|---|---|
| Service Operations: | | |
| General contractor and service fee revenue | **$ 521,796** | $ 515,361 |
| General contractor and other services expenses | **(480,480)** | (486,865) |
| Total | **$ 41,316** | $ 28,496 |

Service Operations primarily consist of the leasing, property management, asset management, development, construction management and general contractor services for joint venture properties and properties owned by third parties. Service Operations are heavily influenced by the current state of the economy, as leasing and property management fees are dependent upon occupancy, while construction and development services rely on the expansion of business operations of third-party property owners and joint venture partners. The increase in earnings from Service Operations was due to increased profitability on third-party construction activities performed during 2011 compared to 2010, as overall construction volume was relatively consistent between the years.

### Depreciation and Amortization Expense

Depreciation and amortization expense increased from $279.6 million in 2010 to $330.5 million in 2011 primarily due to shorter-lived lease-based intangible assets being recognized in conjunction with our acquisition activity in 2010 and 2011.

### Equity in Earnings of Unconsolidated Companies

Equity in earnings represents our ownership share of net income or loss from investments in unconsolidated companies that generally own and operate rental properties. Equity in earnings decreased from $8.0 million in 2010 to $4.6 million in 2011. The decrease was largely due to the consolidation of 106 properties upon the acquisition of our partner's 50% interest in Dugan on July 1, 2010.

### Gain on Sale of Properties

Gains on sales of properties classified in continuing operations increased to $68.5 million in 2011 from $39.7 million in 2010. We sold 18 properties during 2011 that did not meet the criteria for inclusion in discontinued operations, compared to 17 of such properties in 2010. Of the properties sold in 2011 and 2010, 13 and seven properties, respectively, were sold to a 20%-owned joint venture. The combined gain on sale of these properties was $62.1 million and $31.9 million in 2011 and 2010, respectively.

### Impairment Charges

Impairment charges classified in continuing operations include the impairment of undeveloped land and buildings, investments in unconsolidated subsidiaries and other real estate related assets. The increase from $9.8 million in 2010 to $12.9 million in 2011 is primarily due to the following activity:

- In 2011, we recognized $12.9 million of impairment charges related to parcels of land, which we intend to sell, where recent market activity led us to determine that a decline in fair value had occurred.
- In 2010, we sold approximately 60 acres of land, in two separate transactions, which resulted in impairment charges of $9.8 million. These sales were opportunistic in nature and we had not identified or actively marketed this land for disposition, as it was previously intended to be held for development.

### General and Administrative Expenses

General and administrative expenses increased from $41.3 million in 2010 to $43.1 million in 2011. General and administrative expenses consist of two components. The first component includes general corporate expenses and the second component includes the indirect operating costs not allocated to the development or operations of our wholly-owned properties and Service Operations. Those indirect costs not allocated to or absorbed by these operations are charged to general and administrative expenses. The increase in general and administrative expenses in 2011 resulted from an increase in our overall pool of overhead expenses, primarily due to an increase in severance pay related to an overhead reduction that took place near the end of 2011. Somewhat reducing the impact of this increase in overall overhead expenses was an increase in the absorption of indirect costs from leasing activities during 2011.

### Interest Expense

Interest expense from continuing operations increased from $189.1 million in 2010 to $223.1 million in 2011. The increase was primarily a result of increased average outstanding debt during 2011 compared to 2010, which was driven by our acquisition activities as well as other uses of capital. A $7.2 million decrease in the capitalization of interest costs, the result of reduced development activity, also contributed to the increase in interest expense.

### Gain (Loss) on Debt Transactions

There were no gains or losses on debt transactions during 2011.

During 2010, through a cash tender offer and open market transactions, we repurchased certain of our outstanding series of unsecured notes scheduled to mature in 2011 and 2013. In total, we paid $292.2 million for unsecured notes that had a face value of $279.9 million. We recognized a net loss on extinguishment of $16.3 million after considering the write-off of unamortized deferred financing costs, discounts and other accounting adjustments.

### Acquisition-Related Activity

During 2011, we recognized approximately $2.3 million in acquisition costs, compared to $1.9 million of such costs in 2010. During 2011, we also recognized a $1.1 million gain related to the acquisition of a building from one of our 50%-owned unconsolidated joint ventures, compared to a $57.7 million gain in 2010 on the acquisition of our joint venture partner's 50% interest in Dugan.

### Discontinued Operations

Subject to certain criteria, the results of operations for properties sold during the year to unrelated parties or classified as held-for-sale at the end of the period are required to be classified as discontinued operations. The property specific components of earnings that are classified as discontinued operations include rental revenues, rental expenses, real estate taxes, allocated interest expense, depreciation expense and impairment charges as well as the net gain or loss on the disposition of properties.

The operations of 138 buildings are currently classified as discontinued operations. These 138 buildings consist of 19 industrial, 116 office, and three retail properties. As a result, we classified losses, before gain on sales and impairment charges, of $536,000, $6.5 million and $10.8 million in discontinued operations for the years ended December 31, 2011, 2010 and 2009, respectively.

Of these properties, 101 were sold during 2011, 19 properties were sold during 2010 and five properties were sold during 2009. The gains on disposal of these properties of $100.9 million, $33.1 million and $6.8 million for the years ended December 31, 2011, 2010 and 2009, respectively, are also reported in discontinued operations. Discontinued operations also includes impairment charges of $27.2 million for the year ended December 31, 2009 recognized on properties that were subsequently sold. There are 13 properties classified as held-for-sale at December 31, 2011.

## COMPARISON OF YEAR ENDED DECEMBER 31, 2010 TO YEAR ENDED DECEMBER 31, 2009

### Rental and Related Revenue

The following table sets forth rental and related revenue from continuing operations by reportable segment for the years ended December 13, 2010 and 2009, respectively (in thousands):

| | | 2010 | | 2009 |
|---|---|---|---|---|
| Rental and Related Revenue: | | | | |
| Office | $ | 312,036 | $ | 321,506 |
| Industrial | | 289,946 | | 249,555 |
| Non-reportable segments | | 76,813 | | 63,394 |
| Total | $ | 678,795 | $ | 634,455 |

The primary reasons for the increase in rental revenue from continuing operations, with specific references to a particular segment when applicable, are summarized below:

- We consolidated 106 industrial buildings as a result of acquiring our joint venture partner's 50% interest in Dugan on July 1, 2010. The consolidation of these buildings resulted in an increase of $37.8 million in rental and related revenue for the year ended December 31, 2010, as compared to the same period in 2009.

- Including the December 30, 2010 acquisition of the first tranche of the Premier Portfolio, we acquired or consolidated an additional 56 properties and placed 18 developments in service from January 1, 2009 to December 31, 2010, which provided incremental revenues of $29.2 million in the year ended December 31, 2010.
- We contributed 15 properties to an unconsolidated joint venture in 2009 and 2010, resulting in a $9.2 million reduction in rental and related revenue in 2010.
- We sold eight properties in 2009 and 2010 that were excluded from discontinued operations as a result of continuing involvement in the properties through management agreements. These dispositions resulted in a decrease in rental and related revenue from continuing operations of $7.5 million in 2010.
- Rental and related revenue includes lease termination fees, which relate to specific tenants who pay a fee to terminate their lease obligation before the end of the contractual lease term. Lease termination fees included in continuing operations decreased from $8.8 million in 2009 to $4.1 million in 2010.
- Average occupancy for the year ended December 31, 2010 decreased slightly for our office properties, while increasing for our industrial properties, when compared to the year ended December 31, 2009. These changes in occupancy, as well as decreases in rental rates in certain of our 2010 lease renewals, resulted in a net decrease to rental and related revenues which partially offset the increases generated from acquisitions and developments placed in service.

**Rental Expenses and Real Estate Taxes**

The following table reconciles rental expenses and real estate taxes by reportable segment to our total reported amounts in the statements of operations for the years ended December 31, 2010 and 2009, respectively (in thousands):

| | | **2010** | | 2009 |
|---|---|---|---|---|
| Rental Expenses: | | | | |
| Office | $ | **87,741** | $ | 88,173 |
| Industrial | | **30,884** | | 25,264 |
| Non-reportable segments | $ | **18,723** | $ | 17,374 |
| Total | | **137,348** | | 130,811 |
| Real Estate Taxes: | | | | |
| Office | $ | **39,380** | $ | 40,772 |
| Industrial | | **43,311** | | 36,014 |
| Non-reportable segments | | **7,027** | | 6,685 |
| Total | $ | **89,718** | $ | 83,471 |

Of the overall $6.5 million increase in rental expenses in 2010 compared to 2009, $4.3 million was attributable to the consolidation of the 106 industrial buildings that resulted from the acquisition of our partner's 50% interest in Dugan on July 1, 2010. There were also incremental costs of $6.2 million associated with the additional 56 properties acquired or otherwise consolidated and 18 developments placed in service. These increases were partially offset by a decrease in rental expenses of approximately $3.3 million related to 23 properties that were sold in 2009 and 2010, but did not meet the criteria for classification as discontinued operations.

Overall, real estate taxes increased by $6.2 million in 2010 compared to 2009. The primary reason for this increase is the consolidation of an additional 106 industrial buildings related to the acquisition of Dugan, which resulted in incremental real estate taxes of $7.0 million. There were also incremental costs of $3.1 million associated with the additional 56 properties acquired or otherwise consolidated and 18 developments placed in service. These increases were partially offset by a decrease in real estate taxes of approximately $2.7 million related to 23 properties that were sold in 2009 and 2010, but did not meet the criteria for classification as discontinued operations.

**Service Operations**

The following table sets forth the components of the Service Operations reportable segment for the years ended December 31, 2010 and 2009, respectively (in thousands):

| | 2010 | 2009 |
|---|---|---|
| Service Operations: | | |
| General contractor and service fee revenue | **$ 515,361** | $ 449,509 |
| General contractor and other services expenses | **(486,865)** | (427,666) |
| Total | **$ 28,496** | $ 21,843 |

The increase in earnings from Service Operations was largely the result of an overall increase in third-party construction volume and fees.

### Depreciation and Amortization Expense

Depreciation and amortization expense increased from $245.5 million in 2009 to $279.6 million in 2010 due to increases in our real estate asset base from properties acquired or consolidated and developments placed in service during 2009 and 2010. The consolidation of 106 additional industrial properties related to the July 1, 2010 acquisition of our partner's ownership interest in Dugan resulted in $24.9 million of additional depreciation expense.

### Equity in Earnings of Unconsolidated Companies

Equity in earnings decreased from $9.9 million in 2009 to $8.0 million in 2010. The decrease was largely the result of the acquisition of Dugan, which was previously accounted for under the equity method, which took place on July 1, 2010.

### Gain on Sale of Properties

Gains on sales of properties classified in continuing operations increased from $12.3 million in 2009 to $39.7 million in 2010. We sold nine properties in 2009 compared to 17 properties in 2010. Because the properties sold in 2009 and 2010 either had insignificant operations prior to sale or because we maintained varying forms of continuing involvement after sale, they are not classified within discontinued operations. Seven of the properties sold in 2010, with a combined gain on sale of $31.9 million, were made to a newly formed subsidiary of an existing 20%-owned joint venture to which we sold additional properties during 2011.

### Impairment Charges

Impairment charges classified in continuing operations include the impairment of undeveloped land and buildings, investments in unconsolidated subsidiaries and other real estate related assets. The decrease from $275.4 million in 2009 to $9.8 million in 2010 is primarily due to the following activity:

- In 2010, we sold approximately 60 acres of land, in two separate transactions, which resulted in impairment charges of $9.8 million. These sales were opportunistic in nature and we had not identified or actively marketed this land for disposition, as it was previously intended to be held for development.
- A result of the refinement of our business strategy that took place in 2009 was the decision to dispose of approximately 1,800 acres of land, which had a total cost basis of $385.3 million, rather than holding it for future development. Our change in strategy for this land triggered the requirement to conduct an impairment analysis, which resulted in a determination that a significant portion of the land, representing over 35% of the land's carrying value, was impaired. We recognized impairment charges on land of $136.6 million in 2009, primarily as the result of writing down to fair value the land that was identified for disposition and determined to be impaired.
- Also in 2009, an impairment charge of $78.1 million was recognized for 28 office, industrial and retail buildings. Nine of these properties met the criteria for discontinued operations at December 31, 2011, either as a result of being sold or classified as held-for-sale, and the $27.2 million of impairment charges related to these properties is accordingly reflected in discontinued operations. The impairment analysis was triggered either as the result of changes in management's strategy,

resulting in certain buildings being identified as non-strategic, or changes in market conditions.

- We hold a 50% ownership interest in an unconsolidated entity (the "3630 Peachtree joint venture") whose sole activity is the development and operation of the office component of a multi-use office and residential high-rise building located in the Buckhead sub-market of Atlanta. We recognized an impairment charge in 2009 to write off our $14.4 million investment in the 3630 Peachtree joint venture as the result of an other-than-temporary decline in value. As a result of the joint venture's obligations to the lender in its construction loan agreement, the likelihood that our partner will be unable to contribute their share of the additional equity to fund the joint venture's future capital costs, and ultimately from our contingent obligation stemming from our joint and several guarantee of the joint venture's loan, we recorded an additional liability of $36.3 million in 2009 for our probable future obligation to the lender.
- In 2009, we recognized a $5.8 million charge on our investment in an unconsolidated joint venture (the "Park Creek joint venture").
- We recognized $31.5 million of impairment charges on other real estate related assets in 2009, which related primarily to reserving loans receivable from other real estate entities, as well as writing off previously deferred development costs.

### General and Administrative Expenses

General and administrative expenses decreased from $47.9 million in 2009 to $41.3 million in 2010. This decrease resulted from a $9.6 million reduction in our total overhead costs, which was largely a result of reduced severance charges when compared to 2009. The reduction in overall overhead expenses was partially offset by a $3.3 million decrease in overhead costs absorbed by an allocation to leasing, construction and other areas, which was primarily a result of lower wholly-owned construction and development activities than in 2009.

### Interest Expense

Interest expense from continuing operations increased from $151.6 million in 2009 to $189.1 million in 2010. The increase was largely the result of a $15.4 million decrease in the capitalization of interest costs, due to properties previously undergoing significant development activities being placed in service or otherwise not meeting the criteria for the capitalization of interest. The remaining increase in interest expense was largely the result of our 2010 acquisition activity which, in addition to other uses of capital, drove higher overall borrowings in 2010.

### Gain (Loss) on Debt Transactions

During 2010, through a cash tender offer and open market transactions, we repurchased certain of our outstanding series of unsecured notes scheduled to mature in 2011 and 2013. In total, we paid $292.2 million for unsecured notes that had a face value of $279.9 million. We recognized a net loss on extinguishment of $16.3 million after considering the write-off of unamortized deferred financing costs, discounts and other accounting adjustments.

During 2009, we repurchased certain of our outstanding series of unsecured notes scheduled to mature in 2009 through 2011. The majority of our debt repurchases during 2009 were of our 3.75% Exchangeable Notes. In total, we paid $500.9 million for unsecured notes that had a face value of $542.9 million, recognizing a net gain on extinguishment of $27.5 million after considering the write-off of unamortized deferred financing costs, discounts and other accounting adjustments. Partially offsetting these gains, we recognized $6.8 million of expense in 2009 for the write-off of fees paid for a pending secured financing that we cancelled in the third quarter of 2009.

### Income Taxes

We recognized an income tax benefit of $1.1 million and $6.1 million, respectively, in 2010 and 2009.

We recorded a net valuation allowance of $7.3 million against our deferred tax assets during 2009. The valuation allowance was recorded as the result of changes to our projections for future taxable income within our taxable REIT subsidiary. The decreased projection of taxable income was the result of a revision in strategy, whereby we determined that we would indefinitely discontinue the development, within our taxable REIT subsidiary, of properties intended to be sold for a profit at or near completion, necessitating the revision of our taxable income projections.

## CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Our estimates, judgments and assumptions are inherently subjective and based on the existing business and market conditions, and are therefore continually evaluated based upon available information and experience. Note 2 to the Consolidated Financial Statements includes further discussion of our significant accounting policies. Our management has assessed the accounting policies used in the preparation of our financial statements and discussed them with our Audit Committee and independent auditors. The following accounting policies are considered critical based upon materiality to the financial statements, degree of judgment involved in estimating reported amounts and sensitivity to changes in industry and economic conditions:

*Accounting for Joint Ventures:* We analyze our investments in joint ventures to determine if the joint venture is a variable interest entity (a "VIE") and would require consolidation. We (i) evaluate the sufficiency of the total equity at risk, (ii) review the voting rights and decision-making authority of the equity investment holders as a group, and whether there are any guaranteed returns, protection against losses, or capping of residual returns within the group and (iii) establish whether activities within the venture are on behalf of an investor with disproportionately few voting rights in making this VIE determination. We would consolidate a venture that is determined to be a VIE if we were the primary beneficiary. Beginning January 1, 2010, a new accounting standard became effective and changed the method by which the primary beneficiary of a VIE is determined to a primarily qualitative approach whereby the variable interest holder, if any, that controls a VIE's most significant activities is the primary beneficiary. To the extent that our joint ventures do not qualify as VIEs, we further assess each partner's substantive participating rights to determine if the venture should be consolidated.

We have equity interests in unconsolidated joint ventures that own and operate rental properties and hold land for development. To the extent applicable, we consolidate those joint ventures that are considered to be VIE's where we are the primary beneficiary. For non-variable interest entities, we consolidate those joint ventures that we control through majority ownership interests or where we are the managing entity and our partner does not have substantive participating rights. Control is further demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the joint venture without the consent of the limited partner and inability of the limited partner to replace the general partner. We use the equity method of accounting for those joint ventures where we do not have control over operating and financial policies. Under the equity method of accounting, our investment in each joint venture is included on our balance sheet; however, the assets and liabilities of the joint ventures for which we use the equity method are not included on our balance sheet.

To the extent that we contribute assets to a joint venture, our investment in the joint venture is recorded at our cost basis in the assets that were contributed to the joint venture. To the extent that our cost basis is different than the basis reflected at the joint venture level, the basis difference is amortized over the life of the related asset and included in our share of equity in earnings of the joint venture. We recognize gains on the contribution or sale of real estate to joint ventures, relating solely to the outside partner's interest, to the extent the economic substance of the transaction is a sale.

*Cost Capitalization:* Direct and certain indirect costs, including interest, clearly associated with the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property.

We capitalize interest and direct and indirect project costs associated with the initial construction of a property up to the time the property is substantially complete and ready for its intended use. We believe the completion of the building shell is the proper basis for determining substantial completion. The interest rate used to capitalize interest is based upon our average borrowing rate on existing debt.

We also capitalize direct and indirect costs, including interest costs, on vacant space during extended lease-up periods after construction of the building shell has been completed if costs are being incurred to ready the vacant space for its intended use. If costs and activities incurred to ready the vacant space cease, then cost capitalization is also discontinued until such activities are resumed. Once necessary work has been completed on a vacant space, project costs are no longer capitalized. We cease capitalization of all project costs on extended lease-up periods after the shorter of a one-year period after the completion of the building shell or when the property attains 90% occupancy. In addition, all leasing commissions paid to third parties for new leases or lease renewals are capitalized.

In assessing the amount of indirect costs to be capitalized, we first allocate payroll costs, on a department-by-department basis, among activities for which capitalization is warranted (i.e., construction, development and leasing) and those for which capitalization is not warranted (i.e., property management, maintenance, acquisitions and dispositions and general corporate functions). To the extent the employees of a department split their time between capitalizable and non-capitalizable activities, the allocations are made based on estimates of the actual amount of time spent in each activity. Once the payroll costs are allocated, the non-payroll costs of each department are allocated among the capitalizable and non-capitalizable activities in the same proportion as payroll costs.

To ensure that an appropriate amount of costs are capitalized, the amount of capitalized costs that are allocated to a specific project are limited to amounts using standards we developed. These standards consist of a percentage of the total development costs of a project and a percentage of the total gross lease amount payable under a specific lease. These standards are derived after considering the amounts that would be allocated if the personnel in the departments were working at full capacity. The use of these standards ensures that overhead costs attributable to downtime or to unsuccessful projects or leasing activities are not capitalized.

*Impairment of Real Estate Assets:* We evaluate our real estate assets, with the exception of those that are classified as held-for-sale, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such an evaluation is considered necessary, we compare the carrying amount of that real estate asset, or asset group, with the expected undiscounted cash flows that are directly associated with, and that are expected to arise as a direct result of, the use and eventual disposition of that asset, or asset group. Our estimate of the expected future cash flows used in testing for impairment is based on, among other things, our estimates regarding future market conditions, rental rates, occupancy levels, costs of tenant improvements, leasing commissions and other tenant concessions, assumptions regarding the residual value of our properties at the end of our anticipated holding period and the length of our anticipated holding period and is, therefore, subjective by nature. These assumptions could differ materially from actual results. If our strategy changes or if market conditions otherwise dictate a reduction in the holding period and an earlier sale date, an impairment loss could be recognized and such loss could be material. To the extent the carrying amount of a real estate asset, or asset group, exceeds the associated estimate of undiscounted cash flows, an impairment loss is recorded to reduce the carrying value of the asset to its fair value.

The determination of the fair value of real estate assets is also highly subjective, especially in markets where there is a lack of recent comparable transactions. We primarily utilize the income approach to estimate the fair value of our income producing real estate assets. To the extent that the assumptions used in testing long-lived assets for impairment differ from those of a marketplace participant, the assumptions are modified in order to estimate the fair value of a real estate asset when an impairment charge is measured. In addition to determining future cash flows, which make the estimation of a real estate asset's undiscounted cash flows highly subjective, the selection of the discount rate and exit capitalization rate used in applying the income approach is also highly subjective.

To the extent applicable marketplace data is available, we generally use the market approach in estimating the fair value of undeveloped land that is determined to be impaired.

Real estate assets that are classified as held-for-sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell.

*Acquisition of Real Estate Property and Related Assets:* We allocate the purchase price of acquired properties to net tangible and identified intangible assets based on their respective fair values. We record assets acquired in step acquisitions at their full fair value and record a gain or loss for the difference between the fair value and the carrying value of our existing equity interest. Additionally, contingencies arising from a business combination are recorded at fair value if the acquisition date fair value can be determined during the measurement period.

The allocation to tangible assets (buildings, tenant improvements and land) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models similar to those used by independent appraisers. Factors considered by management include an estimate of carrying costs during the expected lease-up periods considering current market conditions, and costs to execute similar leases. The purchase price of real estate assets is also allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships.

- The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using an interest rate which reflects the risks associated with the lease) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term and (ii) management's estimate of the amounts that would be paid using current fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in deferred leasing and other costs in the balance sheet and below market leases are included in other liabilities in the balance sheet; both are amortized to rental income over the remaining terms of the respective leases.
- The total amount of intangible assets is further allocated to in-place lease values and to customer relationship values, based upon management's assessment of their respective values. These intangible assets are included in deferred leasing and other costs in the balance sheet and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

*Valuation of Receivables:* We are subject to tenant defaults and bankruptcies that could affect the collection of rent due under leases or of outstanding receivables. In order to mitigate these risks, we perform credit reviews and analyses on major existing tenants and prospective tenants before leases are executed. We have established the following procedures and policies to evaluate the collectability of outstanding receivables and record allowances:

- We maintain a tenant "watch list" containing a list of significant tenants for which the payment of receivables and future rent may be at risk. Various factors such as late rent payments, lease or debt instrument defaults, and indications of a deteriorating financial position are considered when determining whether to include a tenant on the watch list.
- As a matter of policy, we reserve the entire receivable balance, including straight-line rent, of any tenant with an amount outstanding over 90 days.
- Straight-line rent receivables for any tenant on the watch list or any other tenant identified as a potential long-term risk, regardless of the status of current rent receivables, are reviewed and reserved as necessary.

*Construction Contracts:* We recognize income on construction contracts where we serve as a general contractor on the percentage of completion method. Using this method, profits are recorded on the basis of our estimates of the overall profit and percentage of completion of individual contracts. A portion of the estimated profits is accrued based upon our estimates of the percentage of completion of the construction contract. To the extent that a fixed-price contract is estimated to result in a loss, the loss is recorded immediately. Cumulative revenues recognized may be less or greater than cumulative costs and profits billed at any point in time during a contract's term. This revenue recognition method involves inherent risks relating to profit and cost estimates with those risks reduced through approval and monitoring processes.

With regard to critical accounting policies, management has discussed the following with the Audit Committee:

- Criteria for identifying and selecting our critical accounting policies;
- Methodology in applying our critical accounting policies; and
- Impact of the critical accounting policies on our financial statements.

The Audit Committee has reviewed the critical accounting policies identified by management.

## LIQUIDITY AND CAPITAL RESOURCES

### Sources of Liquidity

At December 31, 2011 we held $213.8 million of cash, we had no outstanding borrowings on our $850.0 million unsecured line of credit, and we also had the ability to issue up to $150.0 million worth of new shares of common stock pursuant to an at-the-market program, which has a prospectus supplement currently on file with the SEC. We believe that these sources of liquidity, in addition to our cash flows from Rental Operations, will provide more-than-sufficient capacity to meet our short-term liquidity requirements over the next twelve months.

In addition to our existing sources of liquidity, we expect to meet long-term liquidity requirements, such as scheduled mortgage and unsecured debt maturities, property acquisitions, financing of development activities and other non-recurring capital improvements, through multiple sources of capital including operating cash flow and accessing the public debt and equity markets.

#### *Rental Operations*

Cash flows from Rental Operations is our primary source of liquidity and provides a stable cash flow to fund operational expenses. We believe that this cash-based revenue stream is substantially aligned with revenue recognition (except for periodic straight-line rental income accruals and amortization of above or below market rents) as cash receipts from the leasing of rental properties are generally received in advance of or in a short time following the actual revenue recognition.

We are subject to a number of risks related to general economic conditions, including reduced occupancy, tenant defaults and bankruptcies, and potential reduction in rental rates upon renewal or re-letting of properties, each of which would result in reduced cash flow from operations. In 2011, we recognized $3.4 million of expense related to reserving doubtful receivables, including reserves on straight-line rent, compared to $5.9 million in 2010.

***Unsecured Debt and Equity Securities***

Our unsecured lines of credit as of December 31, 2011 are described as follows (in thousands):

| Description | | Borrowing Capacity | Maturity Date | | Outstanding Balance at December 31, 2011 |
|---|---|---|---|---|---|
| Unsecured Line of Credit - DRLP | $ | 850,000 | December 2015 | $ | — |
| Unsecured Line of Credit - Consolidated Subsidiary | $ | 30,000 | July 2012 | $ | 20,293 |

We renewed DRLP's unsecured line of credit in November 2011. Under the revised terms, the DRLP unsecured line of credit continues to have a borrowing capacity of $850.0 million with the interest rate on borrowings reduced to LIBOR plus 1.25% (with no borrowings as of December 31, 2011). The maturity date was extended from February 2013 to December 2015. Subject to certain conditions, the terms also include an option to increase the facility by up to an additional $400.0 million, for a total of up to $1.25 billion. This line of credit provides us with an option to obtain borrowings from financial institutions that participate in the line at rates that may be lower than the stated interest rate, subject to certain restrictions.

This line of credit contains financial covenants that require us to meet certain financial ratios and defined levels of performance, including those related to fixed charge coverage, unsecured interest expense coverage and debt-to-asset value (with asset value being defined in the DRLP unsecured line of credit agreement). As of December 31, 2011, we were in compliance with all covenants under this line of credit.

At December 31, 2011, we had on file with the SEC an automatic shelf registration statement on Form S-3, relating to the offer and sale, from time to time, of an indeterminate amount of DRLP's debt securities (including guarantees thereof) and the Company's common shares, preferred shares and other securities. From time to time, we expect to issue additional securities under this automatic shelf registration statement to fund the repayment of long-term debt upon maturity and for other general corporate purposes.

Pursuant to our automatic shelf registration statement, at December 31, 2011, we had on file with the SEC a prospectus supplement that allows us to issue new shares of our common stock, from time to time, pursuant to an at-the-market offering program, with an aggregate offering price of up to $150.0 million. No new shares have been issued pursuant to this prospectus supplement as of December 31, 2011.

The indentures (and related supplemental indentures) governing our outstanding series of notes also require us to comply with financial ratios and other covenants regarding our operations. We were in compliance with all such covenants as of December 31, 2011.

***Sale of Real Estate Assets***

We regularly work to identify, consider and pursue opportunities to dispose of non-strategic properties on an opportunistic basis and on a basis that is generally consistent with our strategic plans. Our ability to dispose of such properties on favorable terms, or at all, is dependent upon a number of factors including the availability of credit to potential buyers to purchase properties at prices that we consider acceptable. Although we believe that we have demonstrated our ability to generate significant liquidity through the disposition of non-strategic properties, potential future adverse changes to general market and economic conditions could negatively impact our further ability to dispose of such properties.

***Transactions with Unconsolidated Entities***

Transactions with unconsolidated partnerships and joint ventures also provide a source of liquidity. From time to time we will sell properties to unconsolidated entities, while retaining a continuing interest in that entity, and receive proceeds commensurate to those interests that we do not own. Additionally, unconsolidated entities will from time to time obtain debt financing and will distribute to us, and our joint venture partners, all or a portion of the proceeds from such debt offering.

We have a 20% equity interest in an unconsolidated joint venture ("Duke/Hulfish") which, along with its subsidiary entities, has acquired 35 properties from us since its formation in May 2008. We have received cumulative net sale and financing proceeds of approximately $847.2 million through December 31, 2011. We are party to an agreement that grants Duke/Hulfish a right to participate in future build-to-suit or speculative developments on certain specified parcels of our undeveloped land.

During 2011, we sold 13 suburban office buildings totaling approximately 2.0 million square feet to Duke/Hulfish for $342.8 million, of which our 80% share of net proceeds totaled $273.7 million. During 2011, we also received a net financing distribution of $46.9 million, which was commensurate to our 20% share of the net proceeds of permanent financing that was obtained by Duke/Hulfish.

**Uses of Liquidity**

Our principal uses of liquidity include the following:

- accretive property investment;
- leasing/capital costs;
- dividends and distributions to shareholders and unitholders;
- long-term debt maturities;
- opportunistic repurchases of outstanding debt and preferred stock; and
- other contractual obligations.

***Property Investment***

During 2011 we made further significant progress on an asset repositioning strategy that involves increasing our investment concentration in industrial and medical office properties while reducing our investment concentration in suburban office properties. Pursuant to this strategy, we will continue to evaluate development and acquisition opportunities based upon market outlook, supply and long-term growth potential. Our ability to make future property investments, along with being dependent upon identifying suitable acquisition and development opportunities, is also dependent upon our continued access to our longer-term sources of liquidity, including issuances of debt or equity securities as well as generating cash flow by disposing of selected properties.

In light of current economic conditions, management continues to evaluate our investment priorities and is focused on accretive long-term growth.

***Leasing/Capital Costs***

Tenant improvements and leasing commissions related to the initial leasing of newly completed or acquired properties are referred to as first generation expenditures. Such expenditures are included within development of real estate investments and other deferred leasing costs in our Consolidated Statements of Cash Flows.

Tenant improvements and leasing costs to re-let rental space that had been previously under lease to tenants are referred to as second generation expenditures. Building improvements that are not specific to any tenant but serve to improve integral components of our real estate properties are also second generation expenditures.

One of our principal uses of our liquidity is to fund the second generation leasing/capital expenditures of our real estate investments. The following is a summary of our second generation capital expenditures for the years ended December 31, 2011, 2010 and 2009, respectively (in thousands):

| | | 2011 | | 2010 | | 2009 |
|---|---|---|---|---|---|---|
| Second generation tenant improvements | $ | 50,079 | $ | 36,676 | $ | 29,321 |
| Second generation leasing costs | | 38,130 | | 39,090 | | 40,412 |
| Building improvements | | 11,055 | | 12,957 | | 9,321 |
| Totals | $ | 99,264 | $ | 88,723 | $ | 79,054 |

Both our first and second generation expenditures vary significantly between leases on a per square foot basis, dependent upon several factors including the product type, nature of a tenant's operations, the specific physical characteristics of each individual property as well as the market in which the property is located.

### *Dividends and Distributions*

We are required to meet the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"), in order to maintain our REIT status. Because depreciation and impairments are non-cash expenses, cash flow will typically be greater than operating income. We paid dividends per share of $0.68, $0.68 and $0.76 for the years ended December 31, 2011, 2010 and 2009, respectively. We expect to continue to distribute at least an amount equal to our taxable earnings, to meet the requirements to maintain our REIT status, and additional amounts as determined by our board of directors. Distributions are declared at the discretion of our board of directors and are subject to actual cash available for distribution, our financial condition, capital requirements and such other factors as our board of directors deems relevant.

At December 31, 2011 we had five series of preferred stock outstanding. The annual dividend rates on our preferred shares range between 6.5% and 8.375% and are paid in arrears quarterly. In July 2011, we redeemed all of our Series N Shares for a total payment of $108.6 million, thus reducing our future quarterly dividend commitments by $2.0 million.

### *Debt Maturities*

Debt outstanding at December 31, 2011 had a face value totaling $3.8 billion with a weighted average interest rate of 6.42% maturing at various dates through 2028. Of this total amount, we had $2.6 billion of unsecured notes, $20.3 million outstanding on the unsecured line of credit of a consolidated subsidiary and $1.2 billion of secured debt outstanding at December 31, 2011. Scheduled principal amortization, repurchases and maturities of unsecured notes and secured debt totaled $363.5 million for the year ended December 31, 2011 while we also made net repayments of $175.0 million on DRLP's $850.0 million unsecured line of credit in 2011.

The following is a summary of the scheduled future amortization and maturities of our indebtedness at December 31, 2011 (in thousands, except percentage data):

| | Future Repayments | | | | | | Weighted Average |
|---|---|---|---|---|---|---|---|
| Year | | Scheduled Amortization | | Maturities | | Total | Interest Rate of Future Repayments |
| 2012 | $ | 16,994 | $ | 336,941 | $ | 353,935 | 5.35% |
| 2013 | | 16,730 | | 521,644 | | 538,374 | 6.27% |
| 2014 | | 15,590 | | 282,900 | | 298,490 | 6.22% |
| 2015 | | 14,015 | | 358,381 | | 372,396 | 6.81% |
| 2016 | | 12,001 | | 506,690 | | 518,691 | 6.11% |
| 2017 | | 9,908 | | 544,932 | | 554,840 | 5.95% |
| 2018 | | 7,937 | | 300,000 | | 307,937 | 6.08% |
| 2019 | | 6,936 | | 518,438 | | 525,374 | 7.97% |
| 2020 | | 5,381 | | 250,000 | | 255,381 | 6.73% |
| 2021 | | 3,416 | | 9,047 | | 12,463 | 5.59% |
| 2022 | | 3,611 | | – | | 3,611 | 5.57% |
| Thereafter | | 14,178 | | 50,000 | | 64,178 | 6.93% |
| | $ | 126,697 | $ | 3,678,973 | $ | 3,805,670 | 6.42% |

We anticipate generating capital to fund our debt maturities by using undistributed cash generated from our Rental Operations and property dispositions, and by raising additional capital from future debt or equity transactions.

***Repurchases of Outstanding Debt and Preferred Stock***

To the extent that it supports our overall capital strategy, we may purchase certain of our outstanding unsecured debt prior to its stated maturity or redeem or repurchase certain of our outstanding series of preferred stock.

***Guarantee Obligations***

We are subject to various guarantee obligations in the normal course of business and, in most cases, do not anticipate these obligations to result in significant cash payments.

We are, however, subject to a joint and several guarantee of the construction loan agreement of the 3630 Peachtree joint venture. A contingent liability in the amount of $17.7 million, which represents our maximum remaining future exposure under the guarantee, is included within other liabilities in our Consolidated Balance Sheet as of December 31, 2011 based on the probability of us being required to pay this obligation to the lender.

## HISTORICAL CASH FLOWS

Cash and cash equivalents were $213.8 million and $18.4 million at December 31, 2011 and 2010, respectively. The following highlights significant changes in net cash associated with our operating, investing and financing activities (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| Net Cash Provided by Operating Activities | **$ 337,537** | $ 391,156 | $ 400,472 |
| Net Cash Provided by (Used for) Investing Activities | **750,935** | (288,790) | (175,948) |
| Net Cash Used for Financing Activities | **(893,047)** | (231,304) | (99,734) |

### Operating Activities

Cash flows from operating activities provide the cash necessary to meet normal operational requirements of our Rental Operations and Service Operations activities. The receipt of rental income from Rental Operations continues to provide the primary source of our revenues and operating cash flows.

The decrease in net cash provided by operating activities in 2011 from 2010 is, in large part, due to a $10.9 million increase in cash outflows from third-party construction contracts as well as a $14.7 million increase in cash paid for interest. Our third-party construction activities were profitable, in the aggregate, during 2011 and the net cash outflows during the year were the result of the timing of cash receipts and payments.

### Investing Activities

Investing activities are one of the primary uses of our liquidity. Development and acquisition activities typically generate additional rental revenues and provide cash flows for operational requirements. Highlights of significant cash sources and uses are as follows:

- Real estate development costs totaled $162.1 million for the year ended December 31, 2011, compared to $119.4 million and $268.9 million for the years ended December 31, 2010 and 2009, respectively. The change in development activity is consistent with our strategy to limit new development starts to properties with significant pre-leasing or in product lines and markets that we believe will provide future growth.

- During 2011, we paid cash of $544.8 million for real estate acquisitions, compared to $488.5 million in 2010 and $31.7 million in 2009. In addition, we paid cash of $14.1 million for undeveloped land in 2011, compared to $14.4 million in 2010 and $5.5 million in 2009.
- Sales of land and depreciated property provided $1.57 billion in net proceeds in 2011, compared to $499.5 million in 2010 and $256.3 million in 2009.
- During 2011, we contributed or advanced $34.6 million to fund development activities within unconsolidated companies, compared to $53.2 million in 2010 and $23.5 million in 2009.
- We received capital distributions (as a result of the sale of properties or refinancing) from unconsolidated subsidiaries of $59.3 million in 2011 and $22.1 million in 2010. We received no such distributions from unconsolidated companies in 2009.

**Financing Activities**

The following items highlight significant capital transactions:

- In December 2011, we repaid the remaining $167.6 million of our 3.75% Exchangeable Notes at their scheduled maturity date. In August and March 2011, we also repaid $122.5 million and $42.5 million, respectively, of unsecured notes with an effective rate of 5.69% and 6.96%, respectively, at their scheduled maturity dates. In January 2010, we repaid $99.8 million of senior unsecured notes with an effective interest rate of 5.37% at their scheduled maturity date. We also repaid $124.0 million of corporate unsecured debt and $82.1 million of senior unsecured notes with effective interest rates of 6.83% and 7.86%, respectively, at their scheduled maturity dates in February 2009 and November 2009, respectively.
- Throughout 2011 and 2010, we completed open market repurchases of approximately 80,000 shares and 4.5 million shares, respectively, of our 8.375% Series O Cumulative Redeemable Preferred Shares (the "Series O Shares"). We paid $2.1 million in 2011 for shares that had a face value of $2.0 million, compared to $118.8 million in 2010 for shares that had a face value of $112.1 million.
- In July 2011, we redeemed all of the outstanding shares of our Series N Shares for a total payment of $108.6 million.
- We decreased net borrowings on DRLP's $850.0 million line of credit by $175.0 million for the year ended December 31, 2011, compared to an increase of $175.0 million in 2010 and a decrease of $474.0 million in 2009.
- In April 2010, we issued $250.0 million of senior unsecured notes that bear interest at an effective rate of 6.75% and mature in March 2020. In August 2009, we issued $250.0 million of senior unsecured notes due in 2015 bearing interest at an effective rate of 7.50% and $250.0 million of senior unsecured notes due in 2019 bearing interest at an effective rate of 8.38%. We had no senior unsecured note issuances in 2011.
- During 2010, through a cash tender offer and open market transactions, we repurchased certain of our outstanding series of unsecured notes scheduled to mature in 2011 and 2013. In total, we paid $292.2 million for unsecured notes that had a face value of $279.9 million. Throughout 2009, we repurchased certain of our outstanding series of unsecured notes maturing in 2009 through 2011. In total, cash payments of $500.9 million were made to repurchase notes with a face value of $542.9 million.
- In June 2010, we issued 26.5 million shares of common stock for net proceeds of $298.1 million. In April 2009, we issued 75.2 million shares of common stock for net proceeds of $551.4 million. We had no common stock issuances in 2011.
- We paid cash dividends of $0.68 per common share in 2011, compared to cash dividends of $0.68 per common share in 2010 and $0.76 per common share in 2009.
- In February, March and July 2009, we received cash proceeds of $270.0 million from three 10-year secured debt financings that are secured by 32 rental properties. The secured debt bears interest at a weighted average rate of 7.69% and matures at various points in 2019.

## CREDIT RATINGS

We are currently assigned investment grade corporate credit ratings on our senior unsecured notes from Moody's Investors Service and Standard and Poor's Ratings Group. Our senior unsecured notes have been assigned ratings of BBB- and Baa2 by Standard and Poor's Ratings Group and Moody's Investors Service, respectively.

Our preferred shares carry ratings of BB and Baa3 from Standard and Poor's Ratings Group and Moody's Investors Service, respectively.

The ratings of our senior unsecured notes and preferred shares could change based upon, among other things, the impact that prevailing economic conditions may have on our results of operations and financial condition.

## FINANCIAL INSTRUMENTS

We are exposed to capital market risk, such as changes in interest rates. In order to reduce the volatility relating to interest rate risk, we may enter into interest rate hedging arrangements from time to time. We do not utilize derivative financial instruments for trading or speculative purposes.

## OFF BALANCE SHEET ARRANGEMENTS

### Investments in Unconsolidated Companies

We have equity interests in unconsolidated partnerships and limited liability companies that primarily own and operate rental properties and hold land for development. These unconsolidated joint ventures are primarily engaged in the operations and development of industrial, office and medical office real estate properties. The equity method of accounting (see Critical Accounting Policies) is used for these investments in which we have the ability to exercise significant influence, but not control, over operating and financial policies. As a result, the assets and liabilities of these entities are not included on our balance sheet.

Our investments in and advances to unconsolidated subsidiaries represent approximately 5% of our total assets as of December 31, 2011 and 2010, respectively. We believe that these investments provide several benefits to us, including increased market share, tenant and property diversification and an additional source of capital to fund real estate projects.

The following table presents summarized financial information for unconsolidated companies for the years ended December 31, 2011 and 2010, respectively (in thousands, except percentage data):

| | Joint Ventures | |
|---|---|---|
| | **2011** | 2010 |
| Land, buildings and tenant improvements, net | **$ 2,051,412** | $ 1,687,228 |
| Construction in progress | **12,208** | 120,834 |
| Undeveloped land | **177,742** | 177,473 |
| Other assets | **309,409** | 242,461 |
| | **$ 2,550,771** | $ 2,227,996 |
| Indebtedness | **$ 1,317,554** | $ 1,082,823 |
| Other liabilities | **71,241** | 66,471 |
| | **1,388,795** | 1,149,294 |
| Owners' equity | **1,161,976** | 1,078,702 |
| | **$ 2,550,771** | $ 2,227,996 |
| Rental revenue | **$ 272,937** | $ 228,378 |
| Gain on sale of properties | **$ 2,304** | $ 4,517 |
| Net income | **$ 10,709** | $ 19,202 |
| Total square feet | **25,569** | 23,522 |
| Percent leased | **90.42%** | 89.24% |

We do not have any relationships with unconsolidated entities or financial partnerships ("special purpose entities") that have been established solely for the purpose of facilitating off-balance sheet arrangements.

## CONTRACTUAL OBLIGATIONS

At December 31, 2011, we were subject to certain contractual payment obligations as described in the following table:

| Contractual Obligations | Payments due by Period (in thousands) Total | 2012 | 2013 | 2014 | 2015 | 2016 | Thereafter |
|---|---|---|---|---|---|---|---|
| Long-term debt (1) | $ 4,982,181 | $ 569,559 | $ 743,252 | $ 485,320 | $ 532,454 | $ 658,638 | $ 1,992,958 |
| Lines of credit (2) | 26,806 | 22,556 | 2,125 | 2,125 | – | – | – |
| Share of debt of unconsolidated joint ventures (3) | 494,575 | 57,028 | 123,133 | 46,750 | 75,033 | 23,801 | 168,830 |
| Ground leases | 106,333 | 1,917 | 1,920 | 1,943 | 1,951 | 1,958 | 96,644 |
| Operating leases | 2,725 | 580 | 495 | 474 | 454 | 422 | 300 |
| Development and construction backlog costs (4) | 354,246 | 275,164 | 79,082 | – | – | – | – |
| Other | 308 | 55 | 30 | 30 | 12 | – | 181 |
| **Total Contractual Obligations** | **$ 5,967,174** | **$ 926,859** | **$ 950,037** | **$ 536,642** | **$ 609,904** | **$ 684,819** | **$ 2,258,913** |

(1) Our long-term debt consists of both secured and unsecured debt and includes both principal and interest. Interest expense for variable rate debt was calculated using the interest rates as of December 31, 2011.

(2) Our unsecured lines of credit consist of an operating line of credit that matures December 2015 and the line of credit of a consolidated subsidiary that matures July 2012. Interest expense for our unsecured lines of credit was calculated using the most recent stated interest rates that were in effect.

(3) Our share of unconsolidated joint venture debt includes both principal and interest. Interest expense for variable rate debt was calculated using the interest rate at December 31, 2011.

(4) Represents estimated remaining costs on the completion of owned development projects and third-party construction projects.

## RELATED PARTY TRANSACTIONS

We provide property and asset management, leasing, construction and other tenant related services to unconsolidated companies in which we have equity interests. For the years ended December 31, 2011, 2010 and 2009, respectively, we earned management fees of $10.1 million, $7.6 million and $8.4 million, leasing fees of $4.4 million, $2.7 million and $4.2 million and construction and development fees of $6.7 million, $10.3 million and $10.2 million from these companies. We recorded these fees based on contractual terms that approximate market rates for these types of services, and we have eliminated our ownership percentages of these fees in the consolidated financial statements.

## COMMITMENTS AND CONTINGENCIES

We have guaranteed the repayment of $81.4 million of economic development bonds issued by various municipalities in connection with certain commercial developments. We will be required to make payments under our guarantees to the extent that incremental taxes from specified developments are not sufficient to pay the bond debt service. Management does not believe that it is probable that we will be required to make any significant payments in satisfaction of these guarantees.

We also have guaranteed the repayment of secured and unsecured loans of six of our unconsolidated subsidiaries. At December 31, 2011, the maximum guarantee exposure for these loans was approximately $234.1 million. Included in our total guarantee exposure is a joint and several guarantee of the construction loan agreement of the 3630 Peachtree joint venture, which had a carrying amount of $17.7 million at December 31, 2011.

We lease certain land positions with terms extending to December 2080, with a total obligation of $106.3 million. No payments on these ground leases are material in any individual year.

We are subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect our consolidated financial statements or results of operations.

## QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We are exposed to interest rate changes primarily as a result of our line of credit and long-term borrowings. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we borrow primarily at fixed rates. We do not enter into derivative or interest rate transactions for speculative purposes. We have one outstanding swap, which has a fixed rate on one of our variable rate loans; it is not significant to our Financial Statements in terms of notional amount or fair value at December 31, 2011.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts (in thousands) of the expected annual maturities, weighted average interest rates for the average debt outstanding in the specified period, fair values (in thousands) and other terms required to evaluate the expected cash flows and sensitivity to interest rate changes.

| | 2012 | 2013 | 2014 | 2015 | 2016 | Thereafter | Total | Fair Value |
|---|---|---|---|---|---|---|---|---|
| Fixed rate secured debt | $ 109,966 | $ 110,528 | $ 45,463 | $ 119,870 | $ 366,021 | $ 411,419 | $ 1,163,267 | $ 1,256,331 |
| Weighted average interest rate | 6.02% | 5.84% | 5.73% | 5.38% | 5.86% | 7.07% | | |
| Variable rate secured debt | $ 830 | $ 880 | $ 935 | $ 300 | $ 300 | $ 2,800 | $ 6,045 | $ 6,045 |
| Weighted average interest rate | 0.26% | 0.26% | 0.27% | 0.17% | 0.17% | 0.17% | | |
| Fixed rate unsecured debt | $ 201,846 | $ 426,966 | $ 252,092 | $ 252,226 | $ 152,370 | $ 1,309,565 | $ 2,595,065 | $ 2,813,661 |
| Weighted average interest rate | 5.87% | 6.40% | 6.33% | 7.49% | 6.71% | 6.65% | | |
| Variable rate unsecured notes | $ 21,000 | $ — | $ — | $ — | $ — | $ — | $ 21,000 | $ 20,949 |
| Rate at December 31, 2011 | 1.14% | N/A | N/A | N/A | N/A | N/A | | |
| Unsecured lines of credit | $ 20,293 | $ — | $ — | $ — | $ — | $ — | $ 20,293 | $ 20,244 |
| Rate at December 31, 2011 | 1.14% | N/A | N/A | N/A | N/A | N/A | | |

As the table incorporates only those exposures that exist as of December 31, 2011, it does not consider those exposures or positions that could arise after that date. As a result, our ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, our hedging strategies at that time to the extent we are party to interest rate derivatives, and interest rates. Interest expense on our unsecured lines of credit will be affected by fluctuations in LIBOR indices as well as changes in our credit rating. The interest rate at such point in the future as we may renew, extend or replace our unsecured lines of credit will be heavily dependent upon the state of the credit environment.

At December 31, 2011, the face value of our unsecured debt was $2.6 billion and we estimated the fair value of that unsecured debt to be $2.8 billion. At December 31, 2010, the face value of our unsecured notes was $3.0 billion and our estimate of the fair value of that debt was $3.2 billion.

# MANAGEMENT'S REPORT ON INTERNAL CONTROL

We, as management of Duke Realty Corporation and its subsidiaries ("Duke"), are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2011 based on the control criteria established in a report entitled Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that, as of December 31, 2011, our internal control over financial reporting is effective based on these criteria.

The independent registered public accounting firm of KPMG LLP, as auditors of Duke's consolidated financial statements, has also issued an audit report on Duke's internal control over financial reporting.

Dennis D. Oklak
Chairman and Chief Executive Officer

Christie B. Kelly
Executive Vice President and Chief Financial Officer

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Directors of
Duke Realty Corporation:

We have audited the accompanying consolidated balance sheets of Duke Realty Corporation and Subsidiaries (the "Company") as of December 31, 2011 and 2010 and the related consolidated statements of operations, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2011. We also have audited the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duke Realty Corporation and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S generally accepted accounting principles. Also, in our opinion, Duke Realty Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Indianapolis, Indiana
February 24, 2012

# DUKE REALTY CORPORATION AND SUBSIDIARIES
**Consolidated Balance Sheets**
**As of December 31,**
**(in thousands, except per share amounts)**

| | 2011 | 2010 |
|---|---|---|
| **ASSETS** | | |
| Real estate investments: | | |
| Land and improvements | $ 1,202,872 | $ 1,166,409 |
| Buildings and tenant improvements | 4,766,793 | 5,396,339 |
| Construction in progress | 44,259 | 61,205 |
| Investments in and advances to unconsolidated companies | 364,859 | 367,445 |
| Undeveloped land | 622,635 | 625,353 |
| | 7,001,418 | 7,616,751 |
| Accumulated depreciation | (1,108,650) | (1,290,417) |
| Net real estate investments | 5,892,768 | 6,326,334 |
| Real estate investments and related assets held-for-sale | 55,580 | 394,287 |
| Cash and cash equivalents | 213,809 | 18,384 |
| Accounts receivable, net of allowance of $3,597 and $2,945 | 22,255 | 22,588 |
| Straight-line rent receivable, net of allowance of $7,447 and $7,260 | 105,900 | 125,185 |
| Receivables on construction contracts, including retentions | 40,247 | 7,408 |
| Deferred financing costs, net of accumulated amortization of $59,109 and $46,407 | 42,268 | 46,320 |
| Deferred leasing and other costs, net of accumulated amortization of $292,334 and $269,000 | 460,881 | 517,934 |
| Escrow deposits and other assets | 170,729 | 185,836 |
| | $ 7,004,437 | $ 7,644,276 |
| **LIABILITIES AND EQUITY** | | |
| Indebtedness: | | |
| Secured debt | $ 1,173,233 | $ 1,065,628 |
| Unsecured notes | 2,616,063 | 2,948,405 |
| Unsecured lines of credit | 20,293 | 193,046 |
| | 3,809,589 | 4,207,079 |
| Liabilities related to real estate investments held-for-sale | 975 | 14,732 |
| Construction payables and amounts due subcontractors, including retentions | 55,775 | 44,782 |
| Accrued real estate taxes | 69,272 | 83,615 |
| Accrued interest | 58,904 | 62,407 |
| Other accrued expenses | 60,174 | 61,448 |
| Other liabilities | 131,735 | 129,860 |
| Tenant security deposits and prepaid rents | 38,355 | 50,450 |
| Total liabilities | 4,224,779 | 4,654,373 |
| Shareholders' equity: | | |
| Preferred shares ($.01 par value); 5,000 shares authorized; 3,176 and 3,618 shares issued and outstanding | 793,910 | 904,540 |
| Common shares ($.01 par value); 400,000 shares authorized; 252,927 and 252,195 shares issued and outstanding | 2,529 | 2,522 |
| Additional paid-in capital | 3,594,588 | 3,573,720 |
| Accumulated other comprehensive income (loss) | 987 | (1,432) |
| Distributions in excess of net income | (1,677,328) | (1,533,740) |
| Total shareholders' equity | 2,714,686 | 2,945,610 |
| Noncontrolling interests | 64,972 | 44,293 |
| Total equity | 2,779,658 | 2,989,903 |
| | $ 7,004,437 | $ 7,644,276 |

See accompanying Notes to Consolidated Financial Statements.

# DUKE REALTY CORPORATION AND SUBSIDIARIES

**Consolidated Statements of Operations**
**For the Years Ended December 31,**
**(in thousands, except per share amounts)**

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Revenues: | | | |
| Rental and related revenue | **$ 752,478** | $ 678,795 | $ 634,455 |
| General contractor and service fee revenue | **521,796** | 515,361 | 449,509 |
| | **1,274,274** | 1,194,156 | 1,083,964 |
| Expenses: | | | |
| Rental expenses | **147,173** | 137,348 | 130,811 |
| Real estate taxes | **103,724** | 89,718 | 83,471 |
| General contractor and other services expenses | **480,480** | 486,865 | 427,666 |
| Depreciation and amortization | **330,450** | 279,606 | 245,456 |
| | **1,061,827** | 993,537 | 887,404 |
| Other operating activities: | | | |
| Equity in earnings of unconsolidated companies | **4,565** | 7,980 | 9,896 |
| Gain on sale of properties | **68,549** | 39,662 | 12,337 |
| Earnings from sales of land | **–** | – | 357 |
| Undeveloped land carrying costs | **(8,934)** | (9,203) | (10,403) |
| Impairment charges | **(12,931)** | (9,834) | (275,360) |
| Other operating expenses | **(1,237)** | (1,231) | (1,017) |
| General and administrative expenses | **(43,107)** | (41,329) | (47,937) |
| | **6,905** | (13,955) | (312,127) |
| Operating income (loss) | **219,352** | 186,664 | (115,567) |
| Other income (expenses): | | | |
| Interest and other income, net | **658** | 534 | 1,229 |
| Interest expense | **(223,053)** | (189,094) | (151,605) |
| Gain (loss) on debt transactions | **–** | (16,349) | 20,700 |
| Acquisition-related activity | **(1,188)** | 55,820 | (1,062) |
| Income (loss) from continuing operations before income taxes | **(4,231)** | 37,575 | (246,305) |
| Income tax benefit | **194** | 1,126 | 6,070 |
| Income (loss) from continuing operations | **(4,037)** | 38,701 | (240,235) |
| Discontinued operations: | | | |
| Loss before impairment charges and gain on sales | **(536)** | (6,493) | (10,835) |
| Impairment charges | **–** | – | (27,206) |
| Gain on sale of depreciable properties | **100,882** | 33,054 | 6,786 |
| Income (loss) from discontinued operations | **100,346** | 26,561 | (31,255) |
| Net income (loss) | **96,309** | 65,262 | (271,490) |
| Dividends on preferred shares | **(60,353)** | (69,468) | (73,451) |
| Adjustments for redemption/repurchase of preferred shares | **(3,796)** | (10,438) | – |
| Net (income) loss attributable to noncontrolling interests | **(744)** | 536 | 11,340 |
| Net income (loss) attributable to common shareholders | **$ 31,416** | $ (14,108) | $ (333,601) |
| Basic net income (loss) per common share: | | | |
| Continuing operations attributable to common shareholders | **$ (0.28)** | $ (0.18) | $ (1.51) |
| Discontinued operations attributable to common shareholders | **0.39** | 0.11 | (0.16) |
| Total | **$ 0.11** | $ (0.07) | $ (1.67) |
| Diluted net income (loss) per common share: | | | |
| Continuing operations attributable to common shareholders | **$ (0.28)** | $ (0.18) | $ (1.51) |
| Discontinued operations attributable to common shareholders | **0.39** | 0.11 | (0.16) |
| Total | **$ 0.11** | $ (0.07) | $ (1.67) |
| Weighted average number of common shares outstanding | **252,694** | 238,920 | 201,206 |
| Weighted average number of common shares and potential dilutive securities | **259,598** | 238,920 | 201,206 |

See accompanying Notes to Consolidated Financial Statements.

# DUKE REALTY CORPORATION AND SUBSIDIARIES
**Consolidated Statements of Cash Flows**
**For the Years Ended December 31,**
**(in thousands)**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income (loss) | **$ 96,309** | $ 65,262 | $ (271,490) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation of buildings and tenant improvements | **267,222** | 271,058 | 266,803 |
| Amortization of deferred leasing and other costs | **118,457** | 89,126 | 73,323 |
| Amortization of deferred financing costs | **14,530** | 13,897 | 13,679 |
| Straight-line rent adjustment | **(23,877)** | (15,233) | (18,832) |
| Impairment charges | **12,931** | 9,834 | 302,566 |
| (Gain) loss on debt extinguishment | **–** | 16,349 | (20,700) |
| (Gain) loss on acquisitions, | **(1,057)** | (57,715) | 1,062 |
| Deferred tax asset valuation allowance | **–** | – | 7,278 |
| Earnings from land and depreciated property sales | **(169,431)** | (72,716) | (19,480) |
| Build-for-Sale operations, net | **–** | – | 14,482 |
| Third-party construction contracts, net | **(17,352)** | (6,449) | (4,583) |
| Other accrued revenues and expenses, net | **24,001** | 68,892 | 47,831 |
| Operating distributions received in excess of equity in earnings from unconsolidated companies | **15,804** | 8,851 | 8,533 |
| **Net cash provided by operating activities** | **337,537** | 391,156 | 400,472 |
| Cash flows from investing activities: | | | |
| Development of real estate investments | **(162,070)** | (119,404) | (268,890) |
| Acquisition of real estate investments and related intangible assets, net of cash acquired | **(544,816)** | (488,539) | (31,658) |
| Acquisition of undeveloped land | **(14,090)** | (14,404) | (5,474) |
| Second generation tenant improvements, leasing costs and building improvements | **(99,264)** | (88,723) | (79,054) |
| Other deferred leasing costs | **(26,311)** | (38,905) | (23,329) |
| Other assets | **747** | (7,260) | (392) |
| Proceeds from land and depreciated property sales, net | **1,572,093** | 499,520 | 256,330 |
| Capital distributions from unconsolidated companies | **59,252** | 22,119 | – |
| Capital contributions and advances to unconsolidated companies, net | **(34,606)** | (53,194) | (23,481) |
| **Net cash provided by (used for) investing activities** | **750,935** | (288,790) | (175,948) |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of common shares, net | **–** | 298,004 | 551,136 |
| Payments for redemption/repurchase of preferred shares | **(110,726)** | (118,787) | – |
| Proceeds from unsecured debt issuance | **–** | 250,000 | 500,000 |
| Payments on and repurchases of unsecured debt | **(334,432)** | (392,597) | (707,016) |
| Proceeds from secured debt financings | **–** | 4,158 | 290,418 |
| Payments on secured indebtedness including principal amortization | **(29,025)** | (207,060) | (11,396) |
| Borrowings (payments) on lines of credit, net | **(172,753)** | 177,276 | (467,889) |
| Distributions to common shareholders | **(171,814)** | (162,015) | (151,333) |
| Distributions to preferred shareholders | **(60,353)** | (69,468) | (73,451) |
| Distributions to noncontrolling interests, net | **(5,292)** | (5,741) | (1,524) |
| Deferred financing costs | **(8,652)** | (5,074) | (28,679) |
| **Net cash used for financing activities** | **(893,047)** | (231,304) | (99,734) |
| **Net increase (decrease) in cash and cash equivalents** | **195,425** | (128,938) | 124,790 |
| Cash and cash equivalents at beginning of year | **18,384** | 147,322 | 22,532 |
| Cash and cash equivalents at end of year | **$ 213,809** | $ 18,384 | $ 147,322 |
| Non-cash investing and financing activities: | | | |
| Assumption of indebtedness and other liabilities in real estate acquisitions | **$ 177,082** | $ 527,464 | $ – |
| Contribution of properties to, net of debt assumed by, unconsolidated companies | **$ 53,293** | $ 41,609 | $ 20,663 |
| Investments and advances related to acquisition of previously unconsolidated companies | **$ 5,987** | $ 184,140 | $ 206,852 |
| Assumption of indebtedness by buyer in real estate dispositions | **$ 24,914** | $ – | $ – |
| Conversion of Limited Partner Units to common shares | **$ 3,130** | $ (8,055) | $ 592 |
| Issuance of Limited Partner Units for acquisition | **$ 28,357** | $ – | $ – |

See accompanying Notes to Consolidated Financial Statements.

# DUKE REALTY CORPORATION AND SUBSIDIARIES
**Consolidated Statements of Changes in Equity**
**(In thousands, except per share data)**

| | Common Shareholders | | | | | | |
|---|---|---|---|---|---|---|---|
| | Preferred Stock | Common Stock | Additional Paid-in Capital | Accumulated Other Comprehensive Income (Loss) | Distributions in Excess of Net Income | Non-Controlling Interests | Total |
| **Balance at December 31, 2008** | **$ 1,016,625** | **$ 1,484** | **$ 2,702,513** | **$ (8,652)** | **$ (867,951)** | **$ 55,956** | **$ 2,899,975** |
| Comprehensive Loss: | | | | | | | |
| Net loss | – | – | – | – | (260,150) | (11,340) | (271,490) |
| Derivative instrument activity | – | – | – | 3,022 | – | – | 3,022 |
| Comprehensive loss | | | | | | | (268,468) |
| Issuance of common shares | – | 752 | 550,652 | – | – | – | 551,404 |
| Stock based compensation plan activity | – | 2 | 13,441 | – | (2,186) | – | 11,257 |
| Conversion of Limited Partner Units | – | 2 | 590 | – | (15) | (577) | – |
| Distributions to preferred shareholders | – | – | – | – | (73,451) | – | (73,451) |
| Distributions to common shareholders ($0.76 per share) | – | – | – | – | (151,333) | – | (151,333) |
| Distributions to noncontrolling interests, net | – | – | – | – | – | (1,524) | (1,524) |
| **Balance at December 31, 2009** | **$ 1,016,625** | **$ 2,240** | **$ 3,267,196** | **$ (5,630)** | **$ (1,355,086)** | **$ 42,515** | **$ 2,967,860** |
| Comprehensive Income: | | | | | | | |
| Net income | – | – | – | – | 65,798 | (536) | 65,262 |
| Derivative instrument activity | – | – | – | 4,198 | – | – | 4,198 |
| Comprehensive income | | | | | | | 69,460 |
| Issuance of common shares | – | 265 | 297,801 | – | – | – | 298,066 |
| Stock based compensation plan activity | – | 3 | 13,056 | – | (2,531) | – | 10,528 |
| Conversion of Limited Partner Units | – | 14 | (8,069) | – | – | 8,055 | – |
| Distributions to preferred shareholders | – | – | – | – | (69,468) | – | (69,468) |
| Repurchase of preferred shares | (112,085) | – | 3,736 | – | (10,438) | – | (118,787) |
| Distributions to common shareholders ($0.68 per share) | – | – | – | – | (162,015) | – | (162,015) |
| Distributions to noncontrolling interests | – | – | – | – | – | (5,741) | (5,741) |
| **Balance at December 31, 2010** | **$ 904,540** | **$ 2,522** | **$ 3,573,720** | **$ (1,432)** | **$ (1,533,740)** | **$ 44,293** | **$ 2,989,903** |
| Comprehensive Income: | | | | | | | |
| Net income | – | – | – | – | 95,565 | 744 | 96,309 |
| Derivative instrument activity | – | – | – | 2,419 | – | – | 2,419 |
| Comprehensive income | | | | | | | 98,728 |
| Issuance of Limited Partner Units for acquisition | – | – | – | – | – | 28,357 | 28,357 |
| Stock based compensation plan activity | – | 4 | 14,041 | – | (3,190) | – | 10,855 |
| Conversion of Limited Partner Units | – | 3 | 3,127 | – | – | (3,130) | – |
| Distributions to preferred shareholders | – | – | – | – | (60,353) | – | (60,353) |
| Redemption/repurchase of preferred shares | (110,630) | – | 3,700 | – | (3,796) | – | (110,726) |
| Distributions to common shareholders ($0.68 per share) | – | – | – | – | (171,814) | – | (171,814) |
| Distributions to noncontrolling interests | – | – | – | – | – | (5,292) | (5,292) |
| **Balance at December 31, 2011** | **$ 793,910** | **$ 2,529** | **$ 3,594,588** | **$ 987** | **$ (1,677,328)** | **$ 64,972** | **$ 2,779,658** |

See accompanying Notes to Consolidated Financial Statements.

# (1) THE COMPANY

Substantially all of our Rental Operations (see Note 9) are conducted through Duke Realty Limited Partnership ("DRLP"). We owned approximately 97.3% of the common partnership interests of DRLP ("Units") at December 31, 2011. At the option of the holders, and subject to certain restrictions, the remaining Units are redeemable for shares of our common stock on a one-to-one basis and earn dividends at the same rate as shares of our common stock. If it is determined to be necessary in order to continue to qualify as a real estate investment trust ("REIT"), we may elect to purchase the Units for an equivalent amount of cash rather than issuing shares of common stock upon redemption. We conduct our Service Operations (see Note 9) through Duke Realty Services, LLC, Duke Realty Services Limited Partnership and Duke Construction Limited Partnership ("DCLP"), which are consolidated entities that are 100% owned by a combination of us and DRLP. DCLP is owned through a taxable REIT subsidiary that is 100% owned by DRLP. The terms "we," "us" and "our" refer to Duke Realty Corporation and subsidiaries (the "Company") and those entities owned or controlled by the Company.

# (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

## PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include our accounts and the accounts of our majority-owned or controlled subsidiaries. The equity interests in these controlled subsidiaries not owned by us are reflected as noncontrolling interests in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. Investments in entities that we do not control, and variable interest entities ("VIEs") in which we are not the primary beneficiary, are not consolidated and are reflected as investments in unconsolidated companies under the equity method of reporting.

## RECLASSIFICATIONS

Certain amounts in the accompanying consolidated financial statements for 2010 and 2009 have been reclassified to conform to the 2011 consolidated financial statement presentation.

## REAL ESTATE INVESTMENTS

Rental real property, including land, land improvements, buildings and tenant improvements, are included in real estate investments and are generally stated at cost. Wholly-owned properties that are accounted for as direct financing leases, and which are not material for separate presentation, are also included within real estate investments. Construction in process and undeveloped land are included in real estate investments and are stated at cost. Real estate investments also include our equity interests in unconsolidated joint ventures that own and operate rental properties and hold land for development.

### Depreciation

Buildings and land improvements are depreciated on the straight-line method over their estimated lives not to exceed 40 and 15 years, respectively, for properties that we develop, and not to exceed 30 and 10 years, respectively, for acquired properties. Tenant improvement costs are depreciated using the straight-line method over the shorter of the useful life of the asset or term of the related lease.

### Cost Capitalization

Direct and certain indirect costs clearly associated with the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property. In addition, all leasing commissions paid to third parties for new leases or lease renewals are capitalized. We capitalize a portion of our indirect costs associated with our construction, development and leasing efforts. In assessing the amount of direct and indirect costs to be capitalized, allocations are made based on estimates of the actual amount of time spent in each activity. We do not capitalize any costs attributable to downtime or to unsuccessful projects.

We capitalize direct and indirect project costs associated with the initial construction of a property up to the time the property is substantially complete and ready for its intended use. In addition, we capitalize costs, including real estate taxes, insurance, and utilities, that have been allocated to vacant space based on the square footage of the portion of the building not held available for immediate occupancy during the extended lease-up periods after construction of the building shell has been completed if costs are being incurred to ready the vacant space for its intended use. If costs and activities incurred to ready the vacant space cease, then cost capitalization is also discontinued until such activities are resumed. Once necessary work has been completed on a vacant space, project costs are no longer capitalized.

We cease capitalization of all project costs on extended lease-up periods when significant activities have ceased, which does not exceed the shorter of a one-year period after the completion of the building shell or when the property attains 90% occupancy.

### Impairment

We evaluate our real estate assets, with the exception of those that are classified as held-for-sale, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such an evaluation is considered necessary, we compare the carrying amount of that real estate asset, or asset group, with the expected undiscounted cash flows that are directly associated with, and that are expected to arise as a direct result of, the use and eventual disposition of that asset, or asset group. Our estimate of the expected future cash flows used in testing for impairment is based on, among other things, our estimates regarding future market conditions, rental rates, occupancy levels, costs of tenant improvements, leasing commissions and other tenant concessions, assumptions regarding the residual value of our properties at the end of our anticipated holding period and the length of our anticipated holding period and is, therefore, subjective by nature. These assumptions could differ materially from actual results. If our strategy changes or if market conditions otherwise dictate a reduction in the holding period and an earlier sale date, an impairment loss could be recognized and such loss could be material. To the extent the carrying amount of a real estate asset, or asset group, exceeds the associated estimate of undiscounted cash flows, an impairment loss is recorded to reduce the carrying value of the asset to its fair value.

The determination of the fair value of real estate assets is also highly subjective, especially in markets where there is a lack of recent comparable transactions. We primarily utilize the income approach to estimate the fair value of our income producing real estate assets. We utilize marketplace participant assumptions to estimate the fair value of a real estate asset when an impairment charge is required to be measured. The estimation of future cash flows, as well as the selection of the discount rate and exit capitalization rate used in applying the income approach, are highly subjective measures in estimating fair value.

Real estate assets classified as held-for-sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. Once a property is designated as held-for-sale, no further depreciation expense is recorded.

### Purchase Accounting

We expense acquisition related costs immediately as period costs. We record assets acquired in step acquisitions at their full fair value and record a gain or loss, within acquisition-related activity in our consolidated Statements of Operations, for the difference between the fair value and the carrying value of our existing equity interest. Additionally, contingencies arising from a business combination are recorded at fair value if the acquisition date fair value can be determined during the measurement period.

We allocate the purchase price of acquired properties to tangible and identified intangible assets based on their respective fair values, using all pertinent information available at the date of acquisition. The allocation to tangible assets (buildings, tenant improvements and land) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models similar to those used by independent appraisers. Factors considered by management include an estimate of carrying costs during the expected lease-up periods considering current market conditions, and costs to execute similar leases. The purchase price of real estate assets is also allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships.

The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in deferred leasing and other costs in the balance sheet and below market leases are included in other liabilities in the balance sheet; both are amortized to rental income over the remaining terms of the respective leases.

The total amount of intangible assets is allocated to in-place lease values and to customer relationship values based upon management's assessment of their respective values. These intangible assets are included in deferred leasing and other costs in the balance sheet and are depreciated over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

## JOINT VENTURES

We have equity interests in unconsolidated joint ventures that primarily own and operate rental properties or hold land for development. We consolidate those joint ventures that are considered to be variable interest entities ("VIEs") where we are the primary beneficiary. We analyze our investments in joint ventures to determine if the joint venture is considered a VIE and would require consolidation. We (i) evaluate the sufficiency of the total equity investment at risk, (ii) review the voting rights and decision-making authority of the equity investment holders as a group, and whether there are any guaranteed returns, protection against losses, or capping of residual returns within the group and (iii) establish whether activities within the venture are on behalf of an investor with disproportionately few voting rights in making this VIE determination.

On January 1, 2010, we adopted a new accounting standard that eliminated the primarily quantitative model previously in effect to determine the primary beneficiary of a VIE and replaced it with a qualitative model that focuses on which entities have the power to direct the activities of the VIE as well as the obligation or rights to absorb the VIE's losses or receive its benefits. This new standard requires assessments at each reporting period of which party within the VIE is considered the primary beneficiary and also requires a number of new disclosures related to VIEs. The reconsideration of the initial determination of VIE status is still based on the occurrence of certain events. We were not the primary beneficiary of any VIEs at January 1, 2010 and the implementation of this new accounting standard did not have a material impact on our results of operation or financial condition.

At December 31, 2011, there are three joint ventures that we have determined to meet the criteria to be considered VIEs. Upon reconsideration, we determined that the fair values of the equity investments at risk were not sufficient, when considering their overall capital requirements, and we therefore concluded that these three ventures now meet the applicable criteria to be considered VIEs. These three joint ventures were formed with the sole purpose of developing, constructing, leasing, marketing and selling properties for a profit. The majority of the business activities of these joint ventures are financed with third-party debt, with joint and several guarantees provided by the joint venture partners. All significant decisions for these joint ventures, including those decisions that most significantly impact each venture's economic performance, require unanimous joint venture partner approval as well as, in certain cases, lender approval. For these joint ventures, unanimous joint venture partner approval requirements include entering into new leases, setting annual operating budgets, selling an underlying property, and incurring additional indebtedness. Because no single variable interest holder exercises control over the decisions that most significantly affect each venture's economic performance, we determined that the equity method of accounting is still appropriate for these joint ventures.

The following is a summary of the carrying value in our consolidated balance sheets, as well as our maximum loss exposure under guarantees, for entities we have determined to be VIEs (in millions):

| | **Carrying Value** | | **Maximum Loss Exposure** | |
|---|---|---|---|---|
| | **December 31, 2011** | December 31, 2010 | **December 31, 2011** | December 31, 2010 |
| Investment in Unconsolidated Company | $ 33.5 | $ 31.7 | $ 33.5 | $ 31.7 |
| Guarantee Obligations (1) | $ (17.7) | $ (25.2) | $ (57.0) | $ (63.7) |

(1) We are party to guarantees of the third-party debt of these joint ventures and our maximum loss exposure is equal to the maximum monetary obligation pursuant to the guarantee agreements. In 2009, we recorded a liability for our probable future obligation under a guarantee to the lender of one of these ventures. Pursuant to an agreement with the lender, we may make partner loans to this joint venture that will reduce our maximum guarantee obligation on a dollar-for-dollar basis. The carrying value of our recorded guarantee obligations is included in other liabilities in our Consolidated Balance Sheets.

To the extent that our joint ventures do not qualify as VIEs, they are consolidated if we control them through majority ownership interests or if we are the managing entity (general partner or managing member) and our partner does not have substantive participating rights. Control is further demonstrated by our ability to unilaterally make significant operating decisions, refinance debt and sell the assets of the joint venture without the consent of the non-managing entity and the inability of non-managing entity to remove us from our role as the managing entity. Consolidated joint ventures that are not VIEs are not significant in any period presented in these consolidated financial statements.

We use the equity method of accounting for those joint ventures where we exercise significant influence but do not have control. Under the equity method of accounting, our investment in each joint venture is included on our balance sheet; however, the assets and liabilities of the joint ventures for which we use the equity method are not included on our balance sheet.

To the extent that we contribute assets to a joint venture, our investment in the joint venture is recorded at our cost basis in the assets that were contributed to the joint venture. To the extent that our cost basis is different than the basis reflected at the joint venture level, the basis difference is amortized over the life of the related asset and included in our share of equity in net income of the joint venture. We recognize gains on the contribution or sale of real estate to joint ventures, relating solely to the outside partner's interest, to the extent the economic substance of the transaction is a sale.

## CASH EQUIVALENTS

Investments with an original maturity of three months or less are classified as cash equivalents.

## VALUATION OF RECEIVABLES

We reserve the entire receivable balance, including straight-line rent, of any tenant with an amount outstanding over 90 days. Additional reserves are recorded for more current amounts, as applicable, where we have determined collectability to be doubtful. Straight-line rent receivables for any tenant with long-term risk, regardless of the status of current rent receivables, are reviewed and reserved as necessary.

## DEFERRED COSTS

Costs incurred in connection with obtaining financing are deferred and are amortized to interest expense over the term of the related loan. All direct and indirect costs, including estimated internal costs, associated with the leasing of real estate investments owned by us are capitalized and amortized over the term of the related lease. We include lease incentive costs, which are payments made on behalf of a tenant to sign a lease, in deferred leasing costs and amortize them on a straight-line basis over the respective lease terms as a reduction of rental revenues. We include as lease incentives amounts funded to construct tenant improvements owned by the tenant. Unamortized costs are charged to expense upon the early termination of the lease or upon early payment of the financing.

## CONVERTIBLE DEBT ACCOUNTING

Our 3.75% Exchangeable Senior Notes ("Exchangeable Notes") were issued in November 2006 and had an exchange rate of 20.47 common shares per $1,000 principal amount of the notes, representing an exchange price of $48.85 per share of our common stock. We repaid the Exchangeable Notes in December 2011. We accounted for the debt and equity components of our Exchangeable Notes separately, with the value assigned to the debt component equal to the estimated fair value of debt with similar contractual cash flows, but without the conversion feature, resulting in the debt being recorded at a discount. The resulting debt discount has been amortized over the period from its issuance through the date of repayment as additional non-cash interest expense.

Interest expense was recognized on the Exchangeable Notes at an effective rate of 5.62%. The increase to interest expense (in thousands) on the Exchangeable Notes, which led to a corresponding decrease to net income, for the years ended December 31, 2011, 2010 and 2009 is summarized as follows:

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Interest expense on Exchangeable Notes, excluding effect of accounting for convertible debt | **$ 5,769** | $ 7,136 | $ 14,850 |
| Effect of accounting for convertible debt | **2,090** | 2,474 | 5,024 |
| Total interest expense on Exchangeable Notes | **$ 7,859** | $ 9,610 | $ 19,874 |

## NONCONTROLLING INTERESTS

Noncontrolling interests relate to the minority ownership interests in DRLP and interests in consolidated property partnerships that are not wholly-owned. Noncontrolling interests are subsequently adjusted for additional contributions, distributions to noncontrolling holders and the noncontrolling holders' proportionate share of the net earnings or losses of each respective entity. We report noncontrolling interests as a component of total equity.

When a Unit is redeemed (Note 1), the change in ownership is treated as an equity transaction and there is no effect on our earnings or net assets.

## REVENUE RECOGNITION

### Rental and Related Revenue

The timing of revenue recognition under an operating lease is determined based upon ownership of the tenant improvements. If we are the owner of the tenant improvements, revenue recognition commences after the improvements are completed and the tenant takes possession or control of the space. In contrast, if we determine that the tenant allowances or improvements we are funding are lease incentives, then we commence revenue recognition when possession or control of the space is turned over to the tenant. Rental income from leases is recognized on a straight-line basis.

We record lease termination fees when a tenant has executed a definitive termination agreement with us and the payment of the termination fee is not subject to any material conditions that must be met or waived before the fee is due to us.

### General Contractor and Service Fee Revenue

Management fees are based on a percentage of rental receipts of properties managed and are recognized as the rental receipts are collected. Maintenance fees are based upon established hourly rates and are recognized as the services are performed. Construction management and development fees represent fee-based third-party contracts and are recognized as earned based on the percentage of completion method.

We recognize income on construction contracts where we serve as a general contractor on the percentage of completion method. Using this method, profits are recorded based on our estimates of the percentage of completion of individual contracts, commencing when the work performed under the contracts reaches a point where the final costs can be estimated with reasonable accuracy. The percentage of completion estimates are based on a comparison of the contract expenditures incurred to the estimated final costs. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Receivables on construction contracts were in a net under-billed position of $10.6 million at December 31, 2011 and an over-billed position of $160,000 at the end of 2010.

## PROPERTY SALES

Gains on sales of all properties are recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 360-20. The specific timing of the sale of a building is measured against various criteria in FASB ASC 360-20 related to the terms of the transactions and any continuing involvement in the form of management or financial assistance from the seller associated with the properties. We make judgments based on the specific terms of each transaction as to the amount of the total profit from the transaction that we recognize considering factors such as continuing ownership interest we may have with the buyer ("partial sales") and our level of future involvement with the property or the buyer that acquires the assets. If the full accrual sales criteria are not met, we defer gain recognition and account for the continued operations of the property by applying the finance, installment or cost recovery methods, as appropriate, until the full accrual sales criteria are met. Estimated future costs to be incurred after completion of each sale are included in the determination of the gain on sales.

To the extent that a property has had operations prior to sale, and that we do not have continuing involvement with the property, gains from sales of depreciated property are included in discontinued operations and the proceeds from the sale of these held-for-rental properties are classified in the investing activities section of the Consolidated Statements of Cash Flows.

Gains or losses from our sale of properties that were developed or repositioned with the intent to sell and not for long-term rental ("Build-for-Sale" properties) are classified as gain on sale of properties in the Consolidated Statements of Operations. Other rental properties that do not meet the criteria for presentation as discontinued operations are also classified as gain on sale of properties in the Consolidated Statements of Operations.

## NET INCOME (LOSS) PER COMMON SHARE

Basic net income (loss) per common share is computed by dividing net income (loss) attributable to common shareholders, less dividends on share-based awards expected to vest (referred to as "participating securities" and primarily composed of unvested restricted stock units), by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per common share is computed by dividing the sum of basic net income (loss) attributable to common shareholders and the noncontrolling interest in earnings allocable to Units not owned by us (to the extent the Units are dilutive), by the sum of the weighted average number of common shares outstanding and, to the extent they are dilutive, Units outstanding, as well as any potential dilutive securities for the period.

The following table reconciles the components of basic and diluted net income (loss) per common share (in thousands):

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Net income (loss) attributable to common shareholders | **$ 31,416** | $ (14,108) | $ (333,601) |
| Less: Dividends on participating securities | **(3,243)** | (2,513) | (1,759) |
| Basic net income (loss) attributable to common shareholders | **28,173** | (16,621) | (335,360) |
| Noncontrolling interest in earnings of common unitholders | **859** | – | – |
| Diluted net income (loss) attributable to common shareholders | **$ 29,032** | $ (16,621) | $ (335,360) |
| Weighted average number of common shares outstanding | **252,694** | 238,920 | 201,206 |
| Weighted average partnership Units outstanding | **6,904** | – | – |
| Other potential dilutive shares | **–** | – | – |
| Weighted average number of common shares and potential dilutive securities | **259,598** | 238,920 | 201,206 |

The Units are anti-dilutive for the years ended December 31, 2010 and 2009 as a result of the net loss for these periods. In addition, potential shares related to our stock-based compensation plans as well as our Exchangeable Notes are anti-dilutive for all years presented. The following table summarizes the data that is excluded from the computation of net income (loss) per common share as a result of being anti-dilutive (in thousands):

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Noncontrolling interest in earnings of common unitholders | **$ –** | $ 351 | $ 11,099 |
| Weighted average partnership Units outstanding | **–** | 5,950 | 6,687 |
| Other potential dilutive shares: | | | |
| Anti-dilutive outstanding potential shares under fixed stock option plans | **1,677** | 1,779 | 6,768 |
| Anti-dilutive potential shares under the Exchangeable Notes | **3,140** | 3,890 | 8,089 |
| Outstanding participating securities | **4,780** | 4,331 | 2,369 |

## FEDERAL INCOME TAXES

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income to our stockholders. Management intends to continue to adhere to these requirements and to maintain our REIT status. As a REIT, we are entitled to a tax deduction for some or all of the dividends we pay to shareholders. Accordingly, we generally will not be subject to federal income taxes as long as we currently distribute to shareholders an amount equal to or in excess of our taxable income. We are also generally subject to federal income taxes on any taxable income that is not currently distributed to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes and may not be able to qualify as a REIT for four subsequent taxable years.

REIT qualification reduces, but does not eliminate, the amount of state and local taxes we pay. In addition, our financial statements include the operations of taxable corporate subsidiaries that are not entitled to a dividends paid deduction and are subject to corporate federal, state and local income taxes. As a REIT, we may also be subject to certain federal excise taxes if we engage in certain types of transactions.

The following table reconciles our net income (loss) to taxable income (loss) before the dividends paid deduction for the years ended December 31, 2011, 2010 and 2009 (in thousands):

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net income (loss) | $ 96,309 | $ 65,262 | $ (271,490) |
| Book/tax differences | (11,127) | 74,065 | 441,784 |
| Taxable income before adjustments | 85,182 | 139,327 | 170,294 |
| Less: capital gains | – | (62,403) | (10,828) |
| Adjusted taxable income subject to 90% distribution requirement | $ 85,182 | $ 76,924 | $ 159,466 |

Our dividends paid deduction is summarized below (in thousands):

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Cash dividends paid | $ 232,203 | $ 231,446 | $ 224,784 |
| Less: Capital gain distributions | – | (62,403) | (10,828) |
| Less: Return of capital | (142,618) | (86,630) | (49,321) |
| Total dividends paid deduction attributable to adjusted taxable income | $ 89,585 | $ 82,413 | $ 164,635 |

A summary of the tax characterization of the dividends paid for the years ended December 31, 2011, 2010 and 2009 follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Common Shares** | | | |
| Ordinary income | 3.3% | 24.9% | 69.0% |
| Return of capital | 96.7% | 56.3% | 26.4% |
| Capital gains | –% | 18.8% | 4.6% |
| | 100.0% | 100.0% | 100.0% |
| **Preferred Shares** | | | |
| Ordinary income | 100.0% | 57.0% | 93.7% |
| Capital gains | –% | 43.0% | 6.3% |
| | 100.0% | 100.0% | 100.0% |

Refinements to our operating strategy in 2009 caused us to reduce our projections of taxable income in our taxable REIT subsidiary. As the result of these changes in our projections, we determined that it was more likely than not that the taxable REIT subsidiary would not generate sufficient taxable income to realize any of its deferred tax assets. Accordingly, a full valuation allowance was established for our deferred tax assets in 2009, which we have continued to maintain through December 31, 2011 as we still believe the taxable REIT subsidiary will not generate sufficient taxable income to realize any of its deferred tax assets. Income taxes are not material to our operating results or financial position.

We paid state and local income taxes of $340,000 and $800,000 in 2011 and 2009, respectively. We received income tax refunds, net of federal and state income tax payments, of $19.7 million in 2010. The taxable REIT subsidiaries have no significant net deferred income tax or unrecognized tax benefit items.

### FAIR VALUE MEASUREMENTS

We follow the framework established under accounting standard FASB ASC 820 for measuring fair value of non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis but only in certain circumstances, such as a business combination.

Assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

> Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities to which we have access.
>
> Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.
>
> Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

### USE OF ESTIMATES

The preparation of the financial statements requires management to make a number of estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The most significant estimates, as discussed within our Summary of Significant Accounting Policies, pertain to the critical assumptions utilized in testing real estate assets for impairment, estimating the fair value of real estate assets when an impairment event has taken place and allocating the purchase price of acquired properties to tangible and intangible assets based on their respective fair values. Actual results could differ from those estimates.

## (3) SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Acquisitions and dispositions during the years ended December 31, 2011 and December 31, 2010 were completed in accordance with our strategy to reposition our investment concentration among product types and further diversify our geographic presence. The results of operations for all acquired properties have been included in continuing operations within our consolidated financial statements since their respective dates of acquisition.

### ACQUISITION OF PREMIER PORTFOLIO

We purchased twelve industrial and four office buildings, as well as other real estate assets, during the year ended December 31, 2011. These purchases completed our acquisition of a portfolio of buildings in South Florida (the "Premier Portfolio"), which was placed under contract in 2010, and resulted in cash payments to the sellers of $27.4 million, the assumption of secured loans with a face value of $124.4 million and the issuance to the sellers of 2.1 million Units with a fair value at issuance of $28.4 million (Note 12). These units are convertible in early 2012.

On December 30, 2010, we purchased 38 industrial buildings, one office building and other real estate assets within the Premier Portfolio.

The following table summarizes our allocation of the fair value of amounts recognized for each major class of assets and liabilities related to the 55 properties and other real estate assets from the Premier Portfolio that have been purchased through December 31, 2011 (in thousands):

| | Acquired During Year Ended December 31, 2011 | Acquired During Year Ended December 31, 2010 | Total |
|---|---|---|---|
| Real estate assets | $ 153,656 | $ 249,960 | $ 403,616 |
| Lease-related intangible assets | 25,445 | 31,091 | 56,536 |
| Other assets | 2,571 | 1,801 | 4,372 |
| **Total acquired assets** | **181,672** | **282,852** | **464,524** |
| Secured debt | 125,003 | 158,238 | 283,241 |
| Other liabilities | 4,284 | 4,075 | 8,359 |
| **Total assumed liabilities** | **129,287** | **162,313** | **291,600** |
| **Fair value of acquired net assets** | **$ 52,385** | **$ 120,539** | **$ 172,924** |

The leases in the acquired properties had a weighted average remaining life at acquisition of approximately 3.5 years.

## OTHER 2011 ACQUISITIONS

In addition to our acquisition of the remaining properties in the Premier portfolio, we also acquired 43 properties during the year ended December 31, 2011. These acquisitions consisted of twelve bulk industrial properties in Chicago, Illinois, six bulk industrial properties in Raleigh, North Carolina, three bulk industrial properties in Dallas, Texas, three bulk industrial properties in Minneapolis, Minnesota, two bulk industrial properties in Southern California, one bulk industrial property in Phoenix, Arizona, one bulk industrial property in Savannah, Georgia, one bulk industrial property in Indianapolis, Indiana, one office property in Raleigh, North Carolina, one office property in Indianapolis, Indiana, one office property in Atlanta, Georgia and eleven medical office properties in various markets. The following table summarizes our allocation of the fair value of amounts recognized for each major class of assets and liabilities (in thousands) for these acquisitions:

| | |
|---|---|
| Real estate assets | $ 503,556 |
| Lease related intangible assets | 70,994 |
| Other assets | 879 |
| **Total acquired assets** | **575,429** |
| Secured debt | 40,072 |
| Other liabilities | 8,300 |
| **Total assumed liabilities** | **48,372** |
| **Fair value of acquired net assets** | **$ 527,057** |

The leases in the acquired properties had a weighted average remaining life at acquisition of approximately 6.7 years.

## 2010 ACQUISITION OF REMAINING INTEREST IN DUGAN REALTY, L.L.C.

On July 1, 2010, we acquired our joint venture partner's 50% interest in Dugan Realty, L.L.C. ("Dugan"), a real estate joint venture that we had previously accounted for using the equity method, for a payment of $166.7 million. Dugan held $28.1 million of cash at the time of acquisition, which resulted in a net cash outlay of $138.6 million. As the result of this transaction we obtained all of Dugan's membership interests.

At the date of acquisition, Dugan owned 106 industrial buildings totaling 20.8 million square feet and 63 net acres of undeveloped land located in Midwest and Southeast markets. Dugan had a secured loan with a face value of $195.4 million due in October 2010, which was repaid at its scheduled maturity date, and a secured loan with a face value of $87.6 million due in October 2012 (see Note 8).

The following table summarizes our allocation of the fair value of amounts recognized for each major class of assets and liabilities (in thousands):

| | | |
|---|---|---|
| Real estate assets | $ | 502,418 |
| Lease related intangible assets | | 107,155 |
| Other assets | | 28,658 |
| **Total acquired assets** | **$** | **638,231** |
| | | |
| Secured debt | $ | 285,376 |
| Other liabilities | | 20,243 |
| **Total assumed liabilities** | **$** | **305,619** |
| | | |
| **Fair value of acquired net assets (represents 100% interest)** | **$** | **332,612** |

We previously managed and performed other ancillary services for Dugan's properties and, as a result, Dugan had no employees of its own and no separately recognizable brand identity. As such, we determined that the consideration paid to the seller, plus the fair value of the incremental share of the assumed liabilities, represented the fair value of the additional interest in Dugan that we acquired, and that no goodwill or other non-real estate related intangible assets were required to be recognized through the transaction. Accordingly, we also determined that the fair value of the acquired ownership interest in Dugan equaled the fair value of our existing ownership interest.

In conjunction with acquiring our partner's ownership interest in Dugan, we derecognized a $50.0 million liability related to a put option held by our partners. The put liability was originally recognized in October 2000, in connection with a sale of industrial properties and undeveloped land to Dugan, at which point our joint venture partner was given an option to put up to $50.0 million of its interest in Dugan to us in exchange for our common stock or cash (at our option). Our gain on acquisition, considering the derecognition of the put liability, was calculated as follows (in thousands):

| | | |
|---|---|---|
| **Fair value of existing interest (represents 50% interest)** | **$** | **166,306** |
| Less: | | |
| Carrying value of investment in Dugan | | 158,591 |
| Put option liability derecognized | | (50,000) |
| | | 108,591 |
| **Gain on acquisition** | **$** | **57,715** |

## OTHER 2010 ACQUISITIONS

In addition to the 39 Premier Portfolio properties acquired in 2010 as discussed above, and the acquisition of our partner's ownership interest in Dugan, we also acquired 13 additional properties during the year ended December 31, 2010. These acquisitions consisted of three bulk industrial properties in Houston, Texas, two bulk industrial and two office properties in South Florida, two bulk industrial properties in Chicago, Illinois, one bulk industrial property in Phoenix, Arizona, one bulk industrial property in Nashville, Tennessee, one bulk industrial property in Columbus, Ohio, and one medical office property in Charlotte, North Carolina.

The following table summarizes our allocation of the fair value of amounts recognized for each major class of assets and liabilities (in thousands):

| | | |
|---|---|---|
| Real estate assets | $ | 254,014 |
| Lease related intangible assets | | 71,844 |
| Other assets | | 3,652 |
| **Total acquired assets** | **$** | **329,510** |
| | | |
| Secured and unsecured debt | $ | 63,458 |
| Other liabilities | | 5,645 |
| **Total assumed liabilities** | **$** | **69,103** |
| **Fair value of acquired net assets** | **$** | **260,407** |

## 2009 CONSOLIDATION OF RETAIL JOINT VENTURES

Through March 31, 2009, we were a member in two retail real estate joint ventures with a retail developer. Both entities were jointly controlled by us and our partner, through equal voting interests, and were accounted for as unconsolidated subsidiaries under the equity method. As of April 1, 2009, we had made combined equity contributions of $37.9 million to the two entities and we also had combined outstanding principal and accrued interest of $173.0 million on advances to the two entities.

We advanced $2.0 million to the two entities, who then distributed the $2.0 million to our partner in exchange for the redemption of our partner's membership interests, effective April 1, 2009, at which time we obtained 100% control of the voting interests of both entities. We entered into these transactions to gain control of these two entities because it allowed us to operate and potentially dispose of the entities in a manner that best serves our capital needs.

In conjunction with the redemption of our partner's membership interests, we entered into a profits interest agreement that entitles our former partner to additional payments should the combined sale of the two acquired entities, as well as the sale of another retail real estate joint venture that we and our partner still jointly control, result in an aggregate profit. Aggregate profit on the sale of these three projects will be calculated by using a formula defined in the profits interest agreement. We have estimated that the fair value of the potential additional payment to our partner is insignificant.

A summary of the fair value of amounts recognized for each major class of assets and liabilities acquired is as follows (in thousands):

| | | |
|---|---|---|
| Real estate assets | $ | 182,538 |
| Lease related intangible assets | | 24,350 |
| Other assets | | 3,987 |
| Total acquired assets | | 210,875 |
| Liabilities assumed | | (4,023) |
| Fair value of acquired net assets | $ | 206,852 |

The fair values recognized from the real estate and related assets acquired were primarily determined using the income approach. The most significant assumptions in the fair value estimates were the discount rates and the exit capitalization rates.

We recognized a loss of $1.1 million upon acquisition, which represents the difference between the fair value of the recognized assets and the carrying value of our pre-existing equity interest. The acquisition date fair value of the net recognized assets as compared to the acquisition date carrying value of our outstanding advances and accrued interest, as well as the acquisition date carrying value of our pre-existing equity interests, is shown as follows (in thousands):

| | | |
|---|---|---|
| Net fair value of acquired assets and liabilities | $ | 206,852 |
| Less advances to acquired entities eliminated upon consolidation | | (173,006) |
| Less acquisition date carrying value of equity in acquired entities | | (34,908) |
| Loss on acquisition | $ | (1,062) |

Due to our significant pre-existing ownership and financing positions in the two acquired entities, the inclusion of their results of operations did not have a material effect on our operating income.

## FAIR VALUE MEASUREMENTS

The fair value estimates used in allocating the aggregate purchase price of each acquisition among the individual components of real estate assets and liabilities were determined primarily through calculating the "as-if vacant" value of each building, using the income approach, and relied significantly upon internally determined assumptions. As a result, we have, thus, determined these estimates to have been primarily based upon Level 3 inputs, which are unobservable inputs based on our own assumptions. The range of most significant assumptions utilized in making the lease-up and future disposition estimates used in calculating the "as-if vacant" value of each building acquired during 2011 and 2010 are as follows:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | **Low** | **High** | **Low** | **High** |
| Discount rate | 6.4% | 11.1% | 8.9% | 12.5% |
| Exit capitalization rate | 4.8% | 10.0% | 7.6% | 10.5% |
| Lease-up period (months) | 9 | 36 | 12 | 36 |
| Net rental rate per square foot - Industrial | $ 2.75 | $ 6.70 | $ 1.80 | $ 8.00 |
| Net rental rate per square foot - Office | $ 8.61 | $ 16.00 | $ 19.00 | $ 19.00 |
| Net rental rate per square foot -Medical Office | $ 13.75 | $ 27.62 | $ 19.27 | $ 19.27 |

## ACQUISITION-RELATED ACTIVITY

The acquisition-related activity in our consolidated Statements of Operations includes transaction costs for completed acquisitions, which are expensed as incurred, as well as gains or losses related to acquisitions where we had a pre-existing ownership interest. Acquisition-related activity for the years ended December 31, 2011 and 2010 includes transaction costs of $2.3 million and $1.9 million, respectively.

## DISPOSITIONS

We disposed of undeveloped land and income producing real estate related assets and received net proceeds of $1.57 billion, $499.5 million and $256.3 million in 2011, 2010 and 2009, respectively.

Included in the building dispositions in 2011 is the sale of substantially all of our wholly-owned suburban office real estate properties in Atlanta, Chicago, Columbus, Dallas, Minneapolis, Orlando and Tampa, consisting of 79 buildings that had an aggregate of 9.8 million square feet to affiliates of Blackstone Real Estate Partners. The sales price was approximately $1.06 billion which, after settlement of certain working capital items and the payment of applicable transaction costs, was received in a combination of approximately $1.02 billion in cash and the assumption by the buyer of mortgage debt with a face value of approximately $24.9 million.

Also included in the building dispositions in 2011 is the sale of 13 suburban office buildings, totaling over 2.0 million square feet, to an existing 20%-owned unconsolidated joint venture. These buildings were sold to the unconsolidated joint venture for an agreed value of $342.8 million, of which our 80% share of proceeds totaled $273.7 million. Included in the building dispositions in 2010 is the sale of seven suburban office buildings, totaling over 1.0 million square feet, to the same 20%-owned joint venture. These buildings were sold to the unconsolidated joint venture for an agreed value of $173.9 million, of which our 80% share of proceeds totaled $139.1 million.

All other dispositions were not individually material.

## (4) RELATED PARTY TRANSACTIONS

We provide property management, asset management, leasing, construction and other tenant related services to unconsolidated companies in which we have equity interests. We recorded the corresponding fees based on contractual terms that approximate market rates for these types of services and we have eliminated our ownership percentage of these fees in the consolidated financial statements. The following table summarizes the fees earned from these companies for the years ended December 31, 2011, 2010 and 2009, respectively (in thousands):

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Management fees | **$ 10,090** | $ 7,620 | $ 8,421 |
| Leasing fees | **4,417** | 2,700 | 4,220 |
| Construction and development fees | **6,711** | 10,257 | 10,168 |

## (5) INVESTMENTS IN UNCONSOLIDATED COMPANIES

As of December 31, 2011, we had equity interests in 20 unconsolidated joint ventures that primarily own and operate rental properties and hold land for development.

Combined summarized financial information for the unconsolidated companies as of December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010 and 2009, are as follows (in thousands):

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Rental revenue | $ 272,937 | $ 228,378 | $ 254,787 |
| Net income | $ 10,709 | $ 19,202 | $ 9,760 |
| | | | |
| Land, buildings and tenant improvements, net | $ 2,051,412 | $ 1,687,228 | |
| Construction in progress | 12,208 | 120,834 | |
| Undeveloped land | 177,742 | 177,473 | |
| Other assets | 309,409 | 242,461 | |
| | $ 2,550,771 | $ 2,227,996 | |
| | | | |
| Indebtedness | $ 1,317,554 | $ 1,082,823 | |
| Other liabilities | 71,241 | 66,471 | |
| | 1,388,795 | 1,149,294 | |
| Owners' equity | 1,161,976 | 1,078,702 | |
| | $ 2,550,771 | $ 2,227,996 | |

Dugan generated $42.5 million in revenues and $6.4 million of net income in the six months of 2010 prior to its July 1 consolidation. Dugan generated $85.7 million of revenues and $12.5 million of net income during 2009.

Our share of the scheduled principal payments of long term debt for the unconsolidated joint ventures for each of the next five years and thereafter as of December 31, 2011 are as follows (in thousands):

| Year | Future Repayments |
|---|---|
| 2012 | $ 30,285 |
| 2013 | 97,601 |
| 2014 | 44,871 |
| 2015 | 64,319 |
| 2016 | 14,948 |
| Thereafter | 156,484 |
| | $ 408,508 |

## (6) DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

The following table illustrates the number of properties in discontinued operations:

| | Held For Sale at December 31, 2011 | Sold in 2011 | Sold in 2010 | Sold in 2009 | Total |
|---|---|---|---|---|---|
| Office | 7 | 93 | 11 | 5 | 116 |
| Industrial | 6 | 7 | 6 | 0 | 19 |
| Retail | 0 | 1 | 2 | 0 | 3 |
| | 13 | 101 | 19 | 5 | 138 |

We allocate interest expense to discontinued operations and have included such interest expense in computing income from discontinued operations. Interest expense allocable to discontinued operations includes interest on any secured debt for properties included in discontinued operations and an allocable share of our consolidated unsecured interest expense for unencumbered properties. The allocation of unsecured interest expense to discontinued operations was based upon the gross book value of the unencumbered real estate assets included in discontinued operations as it related to the total gross book value of our unencumbered real estate assets.

The following table illustrates the operations of the buildings reflected in discontinued operations for the years ended December 31, 2011, 2010 and 2009, respectively (in thousands):

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Revenues | **$ 184,571** | $ 238,772 | $ 264,240 |
| Operating expenses | **(85,120)** | (103,818) | (110,185) |
| Depreciation and amortization | **(55,229)** | (80,578) | (94,670) |
| Operating income | **44,222** | 54,376 | 59,385 |
| Interest expense | **(44,758)** | (60,869) | (70,220) |
| Loss before impairment charges and gain on sales | **(536)** | (6,493) | (10,835) |
| Impairment charges | **—** | — | (27,206) |
| Gain on sale of depreciable properties | **100,882** | 33,054 | 6,786 |
| Income (loss) from discontinued operations | **$ 100,346** | $ 26,561 | $ (31,255) |

Dividends on preferred shares and adjustments for redemption or repurchase of preferred shares are allocated entirely to continuing operations. The following table illustrates the allocation of the income (loss) attributable to common shareholders between continuing operations and discontinued operations, reflecting an allocation of income or loss attributable to noncontrolling interests between continuing and discontinued operations, for the years ended December 31, 2011, 2010 and 2009, respectively (in thousands):

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Loss from continuing operations attributable to common shareholders | **$ (66,261)** | $ (40,024) | $ (303,352) |
| Income (loss) from discontinued operations attributable to common shareholders | **97,677** | 25,916 | (30,249) |
| Net income (loss) attributable to common shareholders | **$ 31,416** | $ (14,108) | $ (333,601) |

At December 31, 2011, we classified 13 in-service properties as held-for-sale, while at December 31, 2010, we classified 25 in-service properties as held-for-sale. The following table illustrates aggregate balance sheet information of these held-for-sale properties (in thousands):

| | **December 31, 2011** | **December 31, 2010** |
|---|---|---|
| Real estate investment, net | $ 49,735 | $ 354,692 |
| Other assets | 5,845 | 39,595 |
| Total assets held-for-sale | $ 55,580 | $ 394,287 |
| | | |
| Accrued expenses | $ 254 | $ 9,615 |
| Other liabilities | 721 | 5,117 |
| Total liabilities held-for-sale | $ 975 | $ 14,732 |

## (7) IMPAIRMENTS AND OTHER CHARGES

The following table illustrates impairment and other charges recognized during the years ended December 31, 2011, 2010 and 2009, respectively (in thousands):

| | | 2011 | | 2010 | | 2009 |
|---|---|---|---|---|---|---|
| Undeveloped land | $ | 12,931 | $ | 9,834 | $ | 136,581 |
| Buildings | | – | | – | | 78,087 |
| Investments in unconsolidated companies | | – | | – | | 56,437 |
| Other real estate related assets | | – | | – | | 31,461 |
| Impairment charges | $ | 12,931 | $ | 9,834 | $ | 302,566 |
| Less: Impairment charges included in discontinued operations | | – | | – | | (27,206) |
| Impairment charges - continuing operations | $ | 12,931 | $ | 9,834 | $ | 275,360 |

### LAND AND BUILDINGS

During 2009, we refined our operating strategy and one result of this change in strategy was the decision to dispose of approximately 1,800 acres of land, which had a total cost basis of $385.3 million, rather than holding them for future development. Our change in strategy for this land triggered the requirement to conduct an impairment analysis, which resulted in a determination that a significant portion of the land was impaired. We recognized impairment charges on land of $136.6 million in 2009, primarily as the result of writing down the land that was identified for disposition, and determined to be impaired, to fair value. As part of determining the fair value of the non-strategic land in connection with the impairment analysis, we considered estimates made by national and local independent real estate brokers who were familiar both with the land parcels subject to evaluation as well as with conditions in the specific markets where the land was located. There were few, if any, recent and representative transactions in many of the markets where our non-strategic land was, or is still, located upon which we could base our impairment analysis. In such instances, we considered older comparable transactions, while adjusting estimated values downward to reflect the troubled condition of the overall economy at the time, constraints on available capital for potential buyers, and the resultant effect of both of these factors on real estate prices. In all cases, members of our senior management that were responsible for the individual markets where the non-strategic land was located and members of the Company's accounting and financial management team reviewed the broker's estimates for factual accuracy and reasonableness. In almost all cases, our estimate of fair value was comparable to that estimated by the brokers; however, we were ultimately responsible for all valuation estimates made in determining the extent of the impairment. Actual sales of our undeveloped land targeted for disposition could be at prices that differ significantly from our estimates and additional impairments may be necessary in the future in the event market conditions deteriorate further. Our valuation estimates primarily relied upon Level 3 inputs, as defined earlier in this report.

During 2009, we also reviewed our existing portfolio of buildings and determined that several buildings, which had previously not been actively marketed for disposal, were not strategic and would not be held as long-term investments. Additionally, at various times throughout the year, we determined it appropriate to re-evaluate certain other buildings that were in various stages of the disposition process for impairment because new information was available that triggered further analysis. Impairment charges of $78.1 million were recognized for 28 office, industrial and retail buildings that were determined to be impaired, either as the result of a refinement in management's strategy or changes in market conditions. Of the 28 commercial buildings that were determined to be impaired during 2009, the Company utilized an income approach in determining the fair value of 16 of the buildings and a market approach in determining the fair value of the other twelve buildings. The most significant assumptions, when using the income approach, included the discount rate as well as future exit capitalization rates, occupancy levels, rental rates and capital expenditures. The twelve buildings to which the market approach was applied were in various stages of the selling process. The Company's estimates of fair value for these twelve buildings were based upon asset-specific purchase and sales contracts, letters of intent or otherwise agreed upon offer prices, with third parties. These negotiated prices were based upon, and comparable to, income approach calculations we completed as part of the selling process. Eleven of these twelve properties were sold subsequent to the recognition of the impairment charge. There were no material differences in the ultimate selling price of the buildings compared to the selling price used in measuring the initial impairment charge. Fair value measurements for the buildings that were determined to be impaired relied primarily upon Level 3 inputs, as defined earlier in this report.

## INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

We have an investment in an unconsolidated entity (the "3630 Peachtree joint venture") whose sole activity is the development and operation of the office component of a multi-use office and residential high-rise building located in the Buckhead sub-market of Atlanta. As the result of declines in rental rates and projected increases in capital costs, we analyzed our investment during the three-month period ended September 30, 2009 and recognized an impairment charge to write off our $14.4 million investment, as we determined that an other-than-temporary decline in value had taken place. As a result of the 3630 Peachtree joint venture's obligations to the lender in its construction loan agreement, the likelihood that our partner would be unable to contribute its share of the additional equity to fund the 3630 Peachtree joint venture's future capital costs, and ultimately the obligation stemming from our joint and several guarantee of the 3630 Peachtree joint venture loan, we recorded an additional liability of $36.3 million, and an equal charge to impairment expense, for our probable future obligations to the lender. Cash payments made to the 3630 Peachtree joint venture have reduced our obligation under the guarantee to $17.7 million as of December 31, 2011. The estimates of fair value utilized in determining the aforementioned charges relied primarily on Level 3 inputs, as defined earlier in this report.

Due to credit issues with its most significant tenant, an inability to renew third-party financing on acceptable terms and an increase to its projected capital expenditures, we analyzed an investment in an unconsolidated joint venture (the "Park Creek joint venture") during the three-month period ended June 30, 2009 to determine whether there was an other-than-temporary decline in value. As a result of that analysis, we determined that an other-than-temporary decline in value had taken place and we wrote our investment in the Park Creek joint venture down to its fair value, thus recognizing a $5.8 million impairment charge. We estimated the fair value of the Park Creek joint venture using the income approach and the most significant assumption in the estimate was the expected period of time in which we would hold our investment in the joint venture. We concluded that the estimate of fair value relied primarily upon Level 3 inputs, as defined earlier in this report.

## OTHER REAL ESTATE RELATED ASSETS

We recognized $31.5 million of impairment charges on other real estate related assets during 2009. The impairment charges related primarily to reserving loans receivable from other real estate entities as well as writing off previously deferred development costs. To the extent applicable, we concluded that the estimates of fair value used in determining these impairment charges relied primarily upon Level 3 inputs, as defined earlier in this report.

## (8) INDEBTEDNESS

Indebtedness at December 31, 2011 and 2010 consists of the following (in thousands):

| | Maturity Date | Weighted Average Interest Rate 2011 | Weighted Average Interest Rate 2010 | **2011** | 2010 |
|---|---|---|---|---|---|
| Fixed rate secured debt | 2012 to 2027 | 6.25% | 6.41% | **$ 1,167,188** | $ 1,042,722 |
| Variable rate secured debt | 2014 to 2025 | 0.21% | 3.69% | **6,045** | 22,906 |
| Fixed rate unsecured debt | 2012 to 2028 | 6.56% | 6.43% | **2,616,063** | 2,948,405 |
| Unsecured lines of credit | 2012 to 2015 | 1.14% | 2.83% | **20,293** | 193,046 |
| | | | | **$ 3,809,589** | $ 4,207,079 |

### FIXED RATE SECURED DEBT

As of December 31, 2011, our secured debt was collateralized by rental properties with a carrying value of $2.0 billion and by letters of credit in the amount of $6.2 million.

The fair value of our fixed rate secured debt as of December 31, 2011 was $1.3 billion. Because our fixed rate secured debt is not actively traded in any marketplace, we utilized a discounted cash flow methodology to determine its fair value. Accordingly, we calculated fair value by applying an estimate of the current market rate to discount the debt's remaining contractual cash flows. Our estimate of a current market rate, which is the most significant input in the discounted cash flow calculation, is intended to replicate debt of similar maturity and loan-to-value relationship. The estimated rates ranged from 3.10% to 6.10%, depending on the attributes of the specific loans. The current market rates we utilized were internally estimated; therefore, we have concluded that our determination of fair value for our fixed rate secured debt was primarily based upon Level 3 inputs.

We assumed 13 secured loans in conjunction with our acquisition activity in 2011. These acquired secured loans had a total face value of $162.4 and fair value of $165.1 million. The assumed loans carry a weighted average stated interest rate of 5.75% and a weighted remaining term upon acquisition of 5.5 years. We used estimated market rates ranging between 3.50% and 5.81% in determining the fair value of the loans.

We assumed 19 secured loans in conjunction with our acquisition activity in 2010. These acquired secured loans had a total face value of $479.0 million and fair value of $484.7 million. The assumed loans carry a weighted average stated interest rate of 6.46% and a weighted remaining term upon acquisition of 1.9 years. We used estimated market rates ranging between 5.00% and 5.50% in determining the fair value of the loans.

### UNSECURED NOTES

We took the following actions during 2011 and 2010 as it pertains to our fixed rate unsecured indebtedness:

- In December 2011, we repaid $167.6 million of our 3.75% Exchangeable Notes at their scheduled maturity date. Due to accounting requirements, which required us to record interest expense on this debt at a similar rate as could have been obtained for non-convertible debt, this debt had an effective interest rate of 5.62%.
- In August 2011, we repaid $122.5 million of senior unsecured notes, which had an effective interest rate of 5.69%, at their scheduled maturity date.
- In March 2011, we repaid $42.5 million of senior unsecured notes, which had an effective interest rate of 6.96%, at their scheduled maturity date.
- In January 2010, we repaid $99.8 million of corporate

unsecured debt, which had an effective interest rate of 5.37%, at its scheduled maturity date.

- Throughout 2010, through a cash tender offer and open market transactions, we repurchased certain of our outstanding series of senior unsecured notes scheduled to mature in 2011 and 2013 for $292.2 million. The total face value of these repurchases was $279.9 million. We recognized a loss of $16.3 million on the repurchases after writing off applicable issuance costs and other accounting adjustments.
- On April 1, 2010, we issued $250.0 million of senior unsecured notes that bear interest at 6.75% and mature on March 15, 2020.
- In conjunction with one of our acquisitions in 2010, we assumed a $22.4 million unsecured loan that matures in June 2020 and bears interest at an effective rate of 6.26%. This loan was originated less than one year prior to the acquisition and we concluded that the loan's fair value equaled its face value.

All but $21.0 million of our unsecured notes bear interest at fixed rates. We utilized broker estimates in estimating the fair value of our fixed rate unsecured debt. Our unsecured notes are thinly traded and, in certain cases, the broker estimates were not based upon comparable transactions. The broker estimates took into account any recent trades within the same series of our fixed rate unsecured debt, comparisons to recent trades of other series of our fixed rate unsecured debt, trades of fixed rate unsecured debt from companies with profiles similar to ours, as well as overall economic conditions. We reviewed these broker estimates for reasonableness and accuracy, considering whether the estimates were based upon market participant assumptions within the principal and most advantageous market and whether any other observable inputs would be more accurate indicators of fair value than the broker estimates. We concluded that the broker estimates were representative of fair value. We have determined that our estimation of the fair value of our fixed rate unsecured debt was primarily based upon Level 3 inputs, as defined. The estimated trading values of our fixed rate unsecured debt, depending on the maturity and coupon rates, ranged from 102.00% to 120.00% of face value.

The indentures (and related supplemental indentures) governing our outstanding series of notes also require us to comply with financial ratios and other covenants regarding our operations. We were in compliance with all such covenants as of December 31, 2011.

## UNSECURED LINES OF CREDIT

Our unsecured lines of credit as of December 31, 2011 are described as follows (in thousands):

| Description | Maximum Capacity | | Maturity Date | Outstanding Balance at December 31, 2011 | |
|---|---|---|---|---|---|
| Unsecured Line of Credit - DRLP | $ | 850,000 | December 2015 | $ | – |
| Unsecured Line of Credit - Consolidated Subsidiary | $ | 30,000 | July 2012 | $ | 20,293 |

The DRLP unsecured line of credit has an interest rate on borrowings of LIBOR plus 1.25%, and a maturity date of December 2015. Subject to certain conditions, the terms also include an option to increase the facility by up to an additional $400.0 million, for a total of up to $1.25 billion.

This line of credit provides us with an option to obtain borrowings from financial institutions that participate in the line at rates that may be lower than the stated interest rate, subject to certain restrictions.

This line of credit contains financial covenants that require us to meet certain financial ratios and defined levels of performance, including those related to total fixed charge coverage, unsecured interest expense coverage and debt-to-asset value (with asset value being defined in the DRLP unsecured line of credit agreement). As of December 31, 2011, we were in compliance with all covenants under this line of credit.

The consolidated subsidiary's unsecured line of credit allows for borrowings up to $30.0 million at a rate of LIBOR plus 0.85% (equal to 1.14% for outstanding borrowings as of December 31, 2011). This unsecured line of credit is used to fund development activities within the consolidated subsidiary and matures in July 2012.

To the extent that there are outstanding borrowings, we utilize a discounted cash flow methodology in order to estimate the fair value of our unsecured lines of credit. The net present value of the difference between future contractual interest payments and future interest payments based on our estimate of a current market rate represents the difference between the book value and the fair value. Our estimate of a current market rate is based upon the rate, considering current market conditions and our specific credit profile, at which we estimate we could obtain similar borrowings. The current market rate of 1.55% that we utilized was internally estimated; therefore, we have concluded that our determination of fair value for our unsecured lines of credit was primarily based upon Level 3 inputs.

### CHANGES IN FAIR VALUE

As all of our fair value debt disclosures relied primarily on Level 3 inputs, the following table summarizes the book value and changes in the fair value of our debt for the year ended December 31, 2011 (in thousands):

| | Book Value at December 31, 2010 | Book Value at December 31, 2011 | Fair Value at December 31, 2010 | Total Realized Losses/ (Gains) | Issuances and Assumptions | Payoffs | Adjustments to Fair Value | Fair Value a December 31, 2011 |
|---|---|---|---|---|---|---|---|---|
| Fixed rate secured debt | $ 1,042,722 | $ 1,167,188 | $ 1,069,562 | $ — | $ 178,507 | $ (53,154) | $ 61,416 | $ 1,256,331 |
| Variable rate secured debt | 22,906 | 6,045 | 22,906 | — | — | (16,861) | — | 6,045 |
| Unsecured notes | 2,948,405 | 2,616,063 | 3,164,651 | — | — | (334,432) | 4,391 | 2,834,610 |
| Unsecured lines of credit | 193,046 | 20,293 | 193,224 | — | 2,248 | (175,000) | (228) | 20,244 |
| Total | $ 4,207,079 | $ 3,809,589 | $ 4,450,343 | $ — | $ 180,755 | $ (579,447) | $ 65,579 | $ 4,117,230 |

### SCHEDULED MATURITIES AND INTEREST PAID

At December 31, 2011, the scheduled amortization and maturities of all indebtedness, excluding fair value and other accounting adjustments, for the next five years and thereafter were as follows (in thousands):

| Year | Amount |
|---|---|
| 2012 | $ 353,935 |
| 2013 | 538,374 |
| 2014 | 298,490 |
| 2015 | 372,396 |
| 2016 | 518,691 |
| Thereafter | 1,723,784 |
| | $ 3,805,670 |

The amount of interest paid in 2011, 2010 and 2009 was $261.2 million, $246.5 million and $224.0 million, respectively. The amount of interest capitalized in 2011, 2010 and 2009 was $4.3 million, $11.5 million and $26.9 million, respectively.

## (9) SEGMENT REPORTING

We have three reportable operating segments, the first two of which consist of the ownership and rental of (i) office and (ii) industrial real estate investments. The operations of our office and industrial properties, along with our medical office and retail properties, are collectively referred to as "Rental Operations." Our medical office and retail properties do not by themselves meet the quantitative thresholds for separate presentation as reportable segments. The third reportable segment consists of providing various real estate services such as property management, asset management, maintenance, leasing, development and construction management to third-party property owners and joint ventures, as well as our Build-for-Sale operations (defined below), and is collectively referred to as "Service Operations." Our reportable segments offer different products or services and are managed separately because each segment requires different operating strategies and management expertise.

Gains on sale of properties developed or acquired with the intent to sell ("Build-for-Sale" properties), and whose operations prior to sale are insignificant, are classified as part of the income of the Service Operations business segment. The periods of operation for Build-for-Sale properties prior to sale were of short duration. Build-for-Sale properties, which are no longer part of our operating strategy, did not represent a significant component of our operations in any period presented.

Other revenue consists of other operating revenues not identified with one of our operating segments. Interest expense and other non-property specific revenues and expenses are not allocated to individual segments in determining our performance measure.

We assess and measure our overall operating results based upon an industry performance measure referred to as Funds From Operations ("FFO"), which management believes is a useful indicator of our consolidated operating performance. FFO is used by industry analysts and investors as a supplemental operating performance measure of a REIT. The National Association of Real Estate Investment Trusts ("NAREIT") created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from net income determined in accordance with GAAP. FFO is a non-GAAP financial measure. The most comparable GAAP measure is net income (loss) attributable to common shareholders. FFO attributable to common shareholders should not be considered as a substitute for net income (loss) attributable to common shareholders or any other measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of NAREIT, which was clarified during the fourth quarter of 2011 to exclude impairment charges related to depreciable real estate assets and certain investments in joint ventures. As a result of this clarification, we have revised our calculation of FFO for 2009 to exclude $134.1 million of such impairment charges. We do not allocate certain income and expenses ("Non-Segment Items", as shown in the table on the following page) to our operating segments. Thus, the operational performance measure presented here on a segment-level basis represents net earnings, excluding depreciation expense and the Non-Segment Items not allocated, and is not meant to present FFO as defined by NAREIT.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. FFO, as defined by NAREIT, represents GAAP net income (loss), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated real estate assets, impairment charges related to depreciable real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures.

Management believes that the use of FFO attributable to common shareholders, combined with net income (which remains the primary measure of performance), improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes that excluding gains or losses related to sales of previously depreciated real estate assets, impairment charges related to depreciable real estate assets and real estate asset depreciation and amortization enables investors and analysts to readily identify the operating results of the long-term assets that form the core of a REIT's activity and assist them in comparing these operating results between periods or between different companies.

The following table shows (i) the revenues for each of the reportable segments and (ii) a reconciliation of FFO attributable to common shareholders to net income (loss) attributable to common shareholders for the years ended December 31, 2011, 2010 and 2009 (in thousands):

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Revenues | | | |
| Rental Operations: | | | |
| Office | **$ 271,137** | $ 312,036 | $ 321,506 |
| Industrial | **388,828** | 289,946 | 249,555 |
| Non-reportable Rental Operations segments | **80,969** | 65,719 | 51,017 |
| General contractor and service fee revenue ("Service Operations") | **521,796** | 515,361 | 449,509 |
| Total Segment Revenues | **1,262,730** | 1,183,062 | 1,071,587 |
| Other Revenue | **11,544** | 11,094 | 12,377 |
| Consolidated Revenue from continuing operations | **1,274,274** | 1,194,156 | 1,083,964 |
| Discontinued Operations | **184,571** | 238,772 | 264,240 |
| Consolidated Revenue | **$ 1,458,845** | $ 1,432,928 | $ 1,348,204 |
| Reconciliation of Funds From Operations | | | |
| Net earnings excluding depreciation and Non-Segment Items | | | |
| Office | **$ 159,529** | $ 184,915 | $ 192,561 |
| Industrial | **283,850** | 215,751 | 188,277 |
| Non-reportable Rental Operations segments | **52,071** | 42,931 | 33,430 |
| Service Operations | **41,316** | 28,496 | 21,843 |
| | **536,766** | 472,093 | 436,111 |
| Non-Segment Items: | | | |
| Interest expense | **(223,053)** | (189,094) | (151,605) |
| Impairment charges on non-depreciable properties | **(12,931)** | (9,834) | (168,511) |
| Interest and other income | **658** | 534 | 1,229 |
| Other operating expenses | **(1,237)** | (1,231) | (1,017) |
| General and administrative expenses | **(43,107)** | (41,329) | (47,937) |
| Gain on land sales | **–** | – | 357 |
| Undeveloped land carrying costs | **(8,934)** | (9,203) | (10,403) |
| Gain (loss) on debt transactions | **–** | (16,349) | 20,700 |
| Acquisition-related activity | **(1,188)** | 55,820 | (1,062) |
| Income tax benefit | **194** | 1,126 | 6,070 |
| Other non-segment income | **6,131** | 8,132 | 5,905 |
| Net (income) loss attributable to noncontrolling interests | **(744)** | 536 | 11,340 |
| Noncontrolling interest share of FFO adjustments | **(6,644)** | (7,771) | (15,826) |
| Joint venture items | **38,161** | 40,346 | 46,862 |
| Dividends on preferred shares | **(60,353)** | (69,468) | (73,451) |
| Adjustments for redemption/repurchase of preferred shares | **(3,796)** | (10,438) | – |
| Discontinued operations | **54,693** | 74,085 | 83,835 |
| FFO attributable to common shareholders | **274,616** | 297,955 | 142,597 |
| Depreciation and amortization on continuing operations | **(330,450)** | (279,606) | (245,456) |
| Depreciation and amortization on discontinued operations | **(55,229)** | (80,578) | (94,670) |
| Company's share of joint venture adjustments | **(33,687)** | (34,674) | (36,966) |
| Impairment charges on depreciable properties | **–** | – | (134,055) |
| Earnings from depreciated property sales on continuing operations | **68,549** | 39,662 | 12,337 |
| Earnings from depreciated property sales on discontinued operations | **100,882** | 33,054 | 6,786 |
| Earnings from depreciated property sales - share of joint venture | **91** | 2,308 | – |
| Noncontrolling interest share of FFO adjustments | **6,644** | 7,771 | 15,826 |
| Net income (loss) attributable to common shareholders | **$ 31,416** | $ (14,108) | $ (333,601) |

The assets for each of the reportable segments as of December 31, 2011 and 2010 are as follows (in thousands):

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Assets | | |
| Rental Operations: | | |
| Office | $ 1,742,196 | $ 3,122,565 |
| Industrial | 3,586,250 | 3,210,566 |
| Non-reportable Rental Operations segments | 789,233 | 627,491 |
| Service Operations | 167,382 | 231,662 |
| Total Segment Assets | 6,285,061 | 7,192,284 |
| Non-Segment Assets | 719,376 | 451,992 |
| Consolidated Assets | $ 7,004,437 | $ 7,644,276 |

Tenant improvements and leasing costs to re-let rental space that had been previously under lease to tenants are referred to as second generation expenditures. Building improvements that are not specific to any tenant but serve to improve integral components of our real estate properties are also second generation expenditures. In addition to revenues and FFO, we also review our second generation capital expenditures in measuring the performance of our individual Rental Operations segments. We review these expenditures to determine the costs associated with re-leasing vacant space and maintaining the condition of our properties. Our second generation capital expenditures by segment are summarized as follows for the years ended December 31, 2011, 2010 and 2009 (in thousands):

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Second Generation Capital Expenditures | | | |
| Office | $ 63,933 | $ 65,203 | $ 64,281 |
| Industrial | 34,872 | 23,271 | 13,845 |
| Non-reportable Rental Operations segments | 459 | 249 | 928 |
| Total | $ 99,264 | $ 88,723 | $ 79,054 |

## (10) LEASING ACTIVITY

Future minimum rents due to us under non-cancelable operating leases at December 31, 2011 are as follows (in thousands):

| Year | Amount |
|---|---|
| 2012 | $ 605,615 |
| 2013 | 568,550 |
| 2014 | 490,939 |
| 2015 | 421,655 |
| 2016 | 353,900 |
| Thereafter | 1,116,410 |
| | $ 3,557,069 |

In addition to minimum rents, certain leases require reimbursements of specified operating expenses that amounted to $190.8 million, $190.0 million and $191.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

## (11) EMPLOYEE BENEFIT PLANS

We maintain a 401(k) plan for full-time employees. We had historically made matching contributions up to an amount equal to three percent of the employee's salary and may also make annual discretionary contributions. We temporarily suspended the Company's matching program beginning in July 2009; however, it was reinstated in January 2011 with matching contributions up to an amount equal to two percent of the employee's salary. Also, a discretionary contribution was made at the end of 2011 and 2010. The total expense recognized for this plan was $2.5 million, $1.3 million and $1.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

We make contributions to a contributory health and welfare plan as necessary to fund claims not covered by employee contributions. The total expense we recognized related to this plan was $9.5 million, $10.4 million and $11.2 million for 2011, 2010 and 2009, respectively. These expense amounts include estimates based upon the historical experience of claims incurred but not reported as of year-end.

## (12) SHAREHOLDERS' EQUITY

We periodically use the public equity markets to fund the development and acquisition of additional rental properties or to pay down debt. The proceeds of these offerings are contributed to DRLP in exchange for an additional interest in DRLP.

In July 2011, we redeemed all of the outstanding shares of our 7.250% Series N Cumulative Redeemable Preferred Shares at a liquidation amount of $108.6 million. Offering costs of $3.6 million were included as a reduction to net income attributable to common shareholders in conjunction with the redemption of these shares.

In February 2011, we repurchased 80,000 shares of our 8.375% Series O Cumulative Redeemable Preferred Shares ("Series O Shares"). The Series O Shares that we repurchased had a total redemption value of $2.0 million and were repurchased for $2.1 million. An adjustment of approximately $163,000, which included a ratable portion of original issuance costs, was included as a reduction to net income attributable to common shareholders.

In conjunction with the acquisition of the Premier Portfolio (Note 3), we issued 2.1 million Units with a fair value at issuance of $28.4 million, which are included in noncontrolling interests.

In June 2010, we issued 26.5 million shares of common stock for net proceeds of approximately $298.1 million. The proceeds from this offering were used for acquisitions, general corporate purposes and repurchases of preferred shares and fixed rate unsecured debt.

Throughout 2010, pursuant to the share repurchase plan approved by our board of directors, we repurchased 4.5 million shares of our Series O Shares. The preferred shares that we repurchased had a total face value of approximately $112.1 million, and were repurchased for $118.8 million. An adjustment of approximately $10.4 million, which included a ratable portion of issuance costs, increased the net loss attributable to common shareholders. All shares repurchased were retired prior to December 31, 2010.

In April 2009, we issued 75.2 million shares of common stock for net proceeds of $551.4 million. The proceeds from the issuance were used to repay outstanding borrowings under the DRLP unsecured line of credit and for other general corporate purposes.

The following series of preferred shares were outstanding as of December 31, 2011 (in thousands, except percentage data):

| Description | Shares Outstanding | Dividend Rate | Optional Redemption Date | Liquidation Preference |
|---|---|---|---|---|
| Series J Preferred | 396 | 6.625% | August 29, 2008 | $99,058 |
| Series K Preferred | 598 | 6.500% | February 13, 2009 | $149,550 |
| Series L Preferred | 796 | 6.600% | November 30, 2009 | $199,075 |
| Series M Preferred | 673 | 6.950% | January 31, 2011 | $168,272 |
| Series O Preferred | 712 | 8.375% | February 22, 2013 | $177,955 |

All series of preferred shares require cumulative distributions and have no stated maturity date (although we may redeem all such preferred shares on or following their optional redemption dates at our option, in whole or in part).

## (13) STOCK BASED COMPENSATION

We are authorized to issue up to 11.9 million shares of our common stock under our stock based employee and non-employee compensation plans.

### FIXED STOCK OPTION PLANS

On June 7, 2010, we completed a one-time stock option exchange program, which was approved by our shareholders at our annual meeting, to allow the majority of our employees to surrender for cancellation their outstanding stock options in exchange for a lesser number of restricted stock units ("RSUs") based on both the fair value of the options and the RSUs at the time of the exchange. As a result of the program, 4.4 million options were surrendered and cancelled and 1.2 million RSUs were granted.

The total compensation cost for the new RSUs, which is equal to the unamortized compensation expense associated with the related eligible unvested options surrendered, will be recognized over the applicable vesting period of the new RSUs. As the fair value of the RSUs granted was less than the fair value of the eligible options surrendered in exchange for the RSUs, each measured on June 7, 2010, there was no incremental expense recognized through the exchange program. The most significant assumption used in estimating the fair value of the surrendered options was the assumption for expected volatility, which was 70%. The volatility assumption was made based on both historical experience and our best estimate of future volatility. The assumption for dividend yield was 5% while the assumptions for expected term and risk-free rate varied based upon the remaining contractual lives of the surrendered options.

Compensation expense recognized for fixed stock option plans was insignificant during the year ended December 31, 2011 and was $820,000 and $2.6 million, respectively, for the years ended December 31, 2010 and December 31, 2009.

### RESTRICTED STOCK UNITS

Under our 2005 Long-Term Incentive Plan and our 2005 Non-Employee Directors Compensation Plan (collectively, the "Compensation Plans") approved by our shareholders in April 2005, RSUs may be granted to non-employee directors, executive officers and selected management employees. An RSU is economically equivalent to a share of our common stock.

RSUs granted to employees generally vest 20% per year over five years, have contractual lives of five years and are payable in shares of our common stock with a new share of such common stock issued upon each RSU's vesting. RSUs granted to existing non-employee directors vest 100% over one year, and have contractual lives of one year. RSUs granted on June 7, 2010 in exchange for stock options will vest, depending on the original terms of the surrendered options, over either one or two years.

To the extent that a recipient of an RSU grant is not determined to be retirement eligible, as defined by the Compensation Plans, we recognize expense on a straight-over basis over their vesting periods. Expense is recognized immediately at the date of grant to the extent a recipient is retirement eligible and expense is accelerated to the extent that a participant will become retirement eligible prior to the end of the contractual life of granted RSUs.

The following table summarizes transactions for our RSUs, excluding dividend equivalents, for 2011:

| Restricted Stock Units | Number of RSUs | Weighted Average Grant Date Fair Value |
|---|---|---|
| RSUs at December 31, 2010 | 3,378,839 | $11.15 |
| Granted | 867,030 | $13.66 |
| Vested | (577,344) | $12.11 |
| Forfeited | (165,125) | $11.51 |
| RSUs at December 31, 2011 | 3,503,400 | $11.59 |

Compensation cost recognized for RSUs totaled $11.2 million, $9.0 million and $7.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

As of December 31, 2011, there was $14.5 million of total unrecognized compensation expense related to nonvested RSUs granted under the Plan, which is expected to be recognized over a weighted average period of 3.2 years.

## (14) FINANCIAL INSTRUMENTS

We are exposed to capital market risk, such as changes in interest rates. In an effort to manage interest rate risk, we may enter into interest rate hedging arrangements from time to time. We do not utilize derivative financial instruments for trading or speculative purposes.

The effectiveness of our hedges is evaluated throughout their lives using the hypothetical derivative method under which the change in fair value of the actual swap designated as the hedging instrument is compared to the change in fair value of a hypothetical swap. We had no material interest rate derivatives, when considering both fair value and notional amount, in any period presented.

## (15) COMMITMENTS AND CONTINGENCIES

We have guaranteed the repayment of $81.4 million of economic development bonds issued by various municipalities in connection with certain commercial developments. We will be required to make payments under our guarantees to the extent that incremental taxes from specified developments are not sufficient to pay the bond debt service. Management does not believe that it is probable that we will be required to make any significant payments in satisfaction of these guarantees.

We also have guaranteed the repayment of secured and unsecured loans of six of our unconsolidated subsidiaries. At December 31, 2011, the maximum guarantee exposure for these loans was approximately $234.1 million. Included in our total guarantee exposure is a joint and several guarantee of the construction loan agreement of the 3630 Peachtree joint venture, which had a carrying amount on the balance sheet of $17.7 million at December 31, 2011.

We lease certain land positions with terms extending to December 2080, with a total obligation of $106.3 million. No payments on these ground leases, which are classified as operating leases, are material in any individual year.

We are subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect our consolidated financial statements or results of operations.

## (16) SUBSEQUENT EVENTS

### DECLARATION OF DIVIDENDS

Our board of directors declared the following dividends at its regularly scheduled board meeting held on January 25, 2012:

| Class | | Quarterly Amount/Share | Record Date | Payment Date |
|---|---|---|---|---|
| Common | $ | 0.170000 | February 15, 2012 | February 29, 2012 |
| Preferred (per depositary share): | | | | |
| Series J | $ | 0.414063 | February 15, 2012 | February 29, 2012 |
| Series K | $ | 0.406250 | February 15, 2012 | February 29, 2012 |
| Series L | $ | 0.412500 | February 15, 2012 | February 29, 2012 |
| Series M | $ | 0.434375 | March 21, 2012 | April 2, 2012 |
| Series O | $ | 0.523438 | March 21, 2012 | April 2, 2012 |

On February 2, 2012 , we called all of our outstanding 6.95% Series M Cumulative Redeemable Preferred Shares (the "Series M Preferred Shares") for redemption. The redemption date is March 5, 2012 and we will pay cash of $168.3 million, plus accrued dividends, to the holders of the Series M Preferred Shares.

## SELECTED QUARTERLY FINANCIAL INFORMATION
## (Unaudited)

Selected quarterly information for the years ended December 31, 2011 and 2010 is as follows (in thousands, except per share amounts):

| | Quarter Ended | | | |
|---|---|---|---|---|
| **2011** | **December 31** | **September 30** | **June 30** | **March 31** |
| Rental and related revenue | $ 193,464 | $ 185,944 | $ 181,331 | $ 191,739 |
| General contractor and service fee revenue | 112,178 | 127,708 | 135,363 | 146,547 |
| Net income (loss) attributable to common shareholders | $ 44,965 | $ (32,076) | $ (29,042) | $ 47,569 |
| Basic income (loss) per common share | $ 0.17 | $ (0.13) | $ (0.12) | $ 0.19 |
| Diluted income (loss) per common share | $ 0.17 | $ (0.13) | $ (0.12) | $ 0.19 |
| Weighted average common shares | 252,922 | 252,802 | 252,640 | 252,406 |
| Weighted average common shares and potential dilutive securities | 259,872 | 252,802 | 252,640 | 258,837 |

| **2010** | **December 31** | **September 30** | **June 30** | **March 31** |
|---|---|---|---|---|
| Rental and related revenue | $ 179,841 | $ 180,961 | $ 156,411 | $ 161,582 |
| General contractor and service fee revenue | 100,971 | 132,351 | 168,398 | 113,641 |
| Net income (loss) attributable to common shareholders | $ 9,552 | $ 34,064 | $ (42,391) | $ (15,264) |
| Basic income (loss) per common share | $ 0.04 | $ 0.13 | $ (0.19) | $ (0.07) |
| Diluted income (loss) per common share | $ 0.04 | $ 0.13 | $ (0.19) | $ (0.07) |
| Weighted average common shares | 252,130 | 251,866 | 227,082 | 224,153 |
| Weighted average common shares and potential dilutive securities | 257,420 | 257,383 | 227,082 | 224,153 |

## STATEMENTS REGARDING FUNDS FROM OPERATIONS

***Core Funds from Operations ("Core FFO")***: Core FFO is computed as FFO adjusted for certain items that are generally non-cash in nature and that materially distort the comparative measurement of company performance over time. The adjustments include impairment charges, tax expenses or benefit related to (i) changes in deferred tax asset valuation allowances, (ii) changes in tax exposure accruals that were established as the result of the adoption of new accounting principles, or (iii) taxable income (loss) related to other items excluded from FFO or Core FFO (collectively referred to as "other income tax items"), gains (losses) on debt transactions, adjustments on the repurchase of preferred stock, gains (losses) on and related costs of acquisitions, and severance charges related to major overhead restructuring activities. Although our calculation of Core FFO differs from NAREIT's definition of FFO and may not be comparable to that of other REITs and real estate companies, we believe it provides a meaningful supplemental measure of our operating performance.

***Adjusted Funds from Operations ("AFFO")***: AFFO is defined by the company as Core FFO (as defined above), less recurring building improvements and second generation capital expenditures, and adjusted for certain non-cash items including straight line rental income, non-cash components of interest expense and stock compensation expense, and after similar adjustments for unconsolidated partnerships and joint ventures.

A reconciliation of FFO, as defined by NAREIT, to Core FFO and AFFO is shown on the following page.

# RECONCILIATION OF FFO, CORE FFO & AFFO

**Twelve Months Ended December 31**
**(Unaudited)**

| | 2011 Amount | 2011 Wtd. Avg. Shares | 2011 Per Share | 2010 Amount | 2010 Wtd. Avg. Shares | 2010 Per Share | 2009 Amount | 2009 Wtd. Avg. Shares | 2009 Per Share |
|---|---|---|---|---|---|---|---|---|---|
| **Funds From Operations, as defined by NAREIT- Basic** | 274,616 | 252,694 | $ 1.09 | 297,955 | 238,920 | $ 1.25 | 142,597 | 201,206 | |
| Noncontrolling interest in income loss of unitholders | 859 | 6,904 | | (351) | 5,950 | | (11,099) | 6,687 | |
| Noncontrolling interest share of adjustments | 6,644 | | | 7,771 | | | 15,826 | | |
| Other potentially dilutive securities | | 3,588 | | | 2,934 | | | 1,104 | |
| **Funds From Operations as defined by NAREIT-Diluted** | $ 282,119 | 263,186 | $ 1.07 | $ 305,375 | 247,804 | $ 1.23 | $ 147,324 | 208,997 | $ 0.70 |
| (Gain) loss on debt transactions | - | | | 16,349 | | | (20,700) | | |
| Adjustments for redemption/ repurchase of preferred shares | 3,796 | | | 10,438 | | | - | | |
| Impairment charges - non-depreciable properties | 12,931 | | | 9,834 | | | 168,154 | | |
| Acquisition-related activity | 1,188 | | | (55,820) | | | 1,062 | | |
| Other income tax items | (194) | | | (1,126) | | | 7,278 | | |
| Overhead restructuring charges | 3,407 | | | - | | | - | | |
| **Core Funds From Operations - Diluted** | $ 303,247 | 263,186 | $ 1.15 | $ 285,050 | 247,804 | $ 1.15 | $ 303,118 | 208,997 | $ 1.45 |
| **Adjusted Funds From Operations** | | | | | | | | | |
| Core Funds From Operations - Diluted | $ 303,247 | 263,186 | $ 1.15 | $ 285,050 | 247,804 | $ 1.15 | $ 303,118 | 208,997 | $ 1.45 |
| Adjustments: | | | | | | | | | |
| Straight-line rental income | (28,622) | | | (18,320) | | | (22,355) | | |
| Amortization of above/below market rents and concessions | 12,731 | | | 12,122 | | | 7,392 | | |
| Stock based compensation expense | 12,596 | | | 11,335 | | | 10,811 | | |
| Noncash interest expense | 11,261 | | | 12,686 | | | 16,385 | | |
| Second generation concessions | (3,010) | | | (4,214) | | | (5,835) | | |
| Second generation tenant improvements | (54,409) | | | (58,346) | | | (32,199) | | |
| Second generation leasing commissions | (36,746) | | | (37,841) | | | (36,853) | | |
| Building improvements | (11,443) | | | (13,469) | | | (11,419) | | |
| **Adjusted Funds From Operations - Diluted** | $ 205,605 | 263,186 | $ 0.78 | $ 189,003 | 247,804 | $ 0.76 | $ 229,045 | 208,997 | $ 1.10 |
| Dividends Declared Per Common Share | | | $ 0.680 | | | $ 0.680 | | | $ 0.760 |
| Payout Ratio of Adjusted Funds From Operations - Diluted | | | 87.2% | | | 89.5% | | | 69.1% |

## RELATIVE PERFORMANCE OF DUKE REALTY TOTAL RETURN


Index = 100
130
120
110
100
90
80
70
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
DRE
RMS
Comparables
S&P 500
S&P 400

## CUMULATIVE TOTAL RETURN


200
150
100
50
0
100.0
100.0
100.0
105.49
84.31
67.35
66.46
52.50
31.78
84.05
67.20
38.34
96.71
85.98
41.67
98.77
93.10
42.45
'06
'07
'08
'09
'10
'11
DRE
NAREIT Equity Index
S&P 500

## HOW TO REACH US

### Corporate Headquarters

600 East 96th Street, Suite 100
Indianapolis, Indiana 46240
317.808.6000

### Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800.937.5449 or 212.936.5100
www.amstock.com

### Investor Relations

Duke Realty Corporation
Attn: Investor Relations
600 East 96th Street, Suite 100
Indianapolis, Indiana 46240
317.808.6005 or 800.875.3366
317.808.6794 (fax)
IR@dukerealty.com
www.dukerealty.com

## GENERAL INFORMATION

Duke Realty Corporation's Direct Stock Purchase and Dividend Reinvestment Plan provides shareholders with an opportunity to conveniently acquire the Company's common stock. Shareholders may have all or part of their cash dividends automatically reinvested, and may make optional cash payments toward the purchase of additional shares of common stock. Information regarding the Plan may be obtained from our transfer agent, American Stock Transfer & Trust Company, at www.amstock.com or by calling 800.937.5449.

## ELECTRONIC DEPOSIT OF DIVIDENDS

Registered holders of Duke Realty Corporation's common stock may have their quarterly dividends deposited to their checking or savings account free of charge. Call the Investor Relations department at 317.808.6005 to sign up for this service.

## MARKET PRICE AND DIVIDENDS

### New York Stock Exchange: DRE

The following table sets forth the high, low and closing sales prices of the Company's common stock for the periods indicated and the dividend paid per share during such period.

2011

| Quarter Ended | High | Low | Close | Dividend |
|---|---|---|---|---|
| December 31 | $ 12.77 | $ 9.29 | $ 12.05 | $ 0.170 |
| September 30 | 14.83 | 9.83 | 10.50 | 0.170 |
| June 30 | 15.63 | 13.15 | 14.01 | 0.170 |
| March 31 | 14.34 | 12.45 | 14.01 | 0.170 |

2010

| Quarter Ended | High | Low | Close | Dividend |
|---|---|---|---|---|
| December 31 | $ 12.98 | $ 10.85 | $ 12.46 | $ 0.170 |
| September 30 | 12.60 | 10.19 | 11.59 | 0.170 |
| June 30 | 14.35 | 10.66 | 11.35 | 0.170 |
| March 31 | 13.37 | 10.26 | 12.40 | 0.170 |

On January 25, 2012, the Company declared a quarterly cash dividend of $0.17 per share, payable on February 29, 2012 to common shareholders of record on February 15, 2012.

## MANAGEMENT CERTIFICATIONS

In accordance with Section 303A.12(a) of the NYSE Listed Company Manual, the CEO of the Company most recently provided a Section 12(a) annual certification on May 11, 2011, which stated that he was not aware of any violations by the Company of the NYSE corporate governance listing standards. In accordance with Section 302 of the Sarbanes-Oxley Act of 2002, the Principal Executive Officer and Principal Financial Officer of the Company also provided a Section 302 certification, which was filed with the SEC on February 24, 2012 as an exhibit to the Company's Annual Report on Form 10-K.

## HOLDERS OF COMMON STOCK

As of February 21, 2012, there were 8,266 record holders of the Company's common stock.

## Mission

Our mission is to build, own, lease and manage industrial, office and healthcare properties with a focus on exceptional customer satisfaction while maximizing shareholder value.

## Vision

To continually set the standard for excellence in reliability.

Duke REALTY

**Duke Realty Corporation**
600 East 96th Street, Suite 100
Indianapolis, IN 46240
317.808.6000
dukerealty.com